SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarter ended 31 December 2005
NORSK HYDRO ASA

(Translation of registrant’s name into English)
Drammensveien 264, Vækerø
N-0240 OSLO
Norway

(Address of principal executive offices)
001-09159
(Commission File Number)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                    Form 20-F ☑                               Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

2 | Hydro’s preliminary results — 2005
Norsk Hydro ASA and Subsidiaries
Operating and financial review and prospects for the year ended 31 December 2005

Consolidated results (US GAAP)

	Fourth quarter			Year
	2005	2005	2004	2005	2005	2004
Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK

Operating revenues	45,318	5,670	38,769	174,201	21,795	153,891

Operating income	10,450	1,307	6,234	46,432	5,809	31,847
Non-consolidated investees	(76)	(10)	90	619	78	629
Financial income (expense), net	(579)	(72)	900	(1,890)	(236)	137
Other income (loss), net	758	95	59	990	124	169

Income from continuing operations before tax and minority interest	10,553	1,320	7,283	46,152	5,774	32,781

Income tax expense	(6,422)	(804)	(3,723)	(30,317)	(3,793)	(21,197)
Minority interest	133	17	78	(118)	(15)	(106)

Income from continuing operations	4,264	533	3,638	15,716	1,966	11,477
Income from discontinued operations 2)	—	—	—	—	—	1,083

Income before cumulative effect of change in accounting principles	4,264	533	3,638	15,716	1,966	12,560
Cumulative effect of change in accounting principles	(78)	(10)	—	(78)	(10)	—

Net income	4,186	524	3,638	15,638	1,957	12,560

Basic and diluted earnings per share from continuing operations (in NOK and Euro) 3)	17.10	2.14	14.30	62.70	7.84	45.10
Basic and diluted earnings per share before change in accounting principles (in NOK and Euro) 3)	17.10	2.14	14.30	62.70	7.84	49.40

Financial data

Investments — million	28,902	3,616	6,322	41,110	5,143	19,464
Adjusted net interest-bearing debt/equity 4)	0.31	0.31	0.11	0.31	0.31	0.11
Debt/equity ratio	0.28	0.28	0.28	0.28	0.28	0.28

1)	Presentation in Euro is a convenience translation based on the exchange rate at 31 December 2005, which was 7.9927.

2)	On 24 March 2004, Hydro’s agri business was transferred to Yara International ASA in a demerger transaction. Results of the transferred operations ralating to periods prior to the demerger are reported under “Income from discontinued operations”.

3)	Basic earnings per share were computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

4)	Adjusted net interest-bearing debt divided by shareholders’ equity plus minority interest, adjusted for unfunded pension obligation (after tax) and present value of future obligations on operating leases. See page 32.
All comparative figures are for the corresponding period in 2004 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2005 presentation.

Hydro’s preliminary results — 2005 | 3
Income from continuing operations in 2005 was NOK 15,716 million (NOK 62.70 per share) and NOK 4,264 million (NOK 17.10 per share) in the fourth quarter of the year, record results for Hydro in both periods. The strong operating results reflected the sustained high oil and gas prices and improved aluminum prices, together with continued strong operational performance. However, high energy prices and fierce competition continue to challenge Hydro’s aluminium business.
Operating income in the fourth quarter of 2005 amounted to NOK 10,450 million, compared with NOK 12,973 million in the third quarter of 2005 and NOK 6,234 million in the fourth quarter of 2004. The fourth quarter operating results for 2005 included a non-cash charge of about NOK 1.8 billion including impairment losses in Hydro’s aluminium business of NOK 1.2 billion. In addition, the fourth quarter of 2005 included approximately NOK 1.4 billion of unrealized losses on derivative contracts relating to operational hedges due to a significant rise in the forward prices for aluminium, oil, gas and power at the end of the year. Operating income in the fourth quarter of 2004 included impairment losses and rationalization costs totaling approximately NOK 2.6 billion.
The Hydro Board of Directors proposes to the Annual General Assembly of shareholders a dividend of NOK 22 per share for 2005, compared with NOK 20 per share for 2004.
“Hydro’s results in the fourth quarter were our best quarterly results ever, and 2005 was our strongest year in history, mainly due to high oil and gas and improved aluminium prices. Operational improvements continued, but market conditions, particularly for downstream aluminium, have continued to worsen and we need to increase our efforts to restructure the business,” says Eivind Reiten, Hydro President and CEO. “2005 represented an international breakthrough for our oil and gas business, both in terms of exploration and business development. Capturing value from Hydro’s enlarged portfolio as well as the continued strengthening of our resource base are at the top of our agenda going forward,” Reiten says.
“The establishment of a new, separate business area, Aluminium Products, represents an important step to deliver increased profitability. Cash generation from the Rolled Products, Automotive and Extrusion sectors will have priority,” Reiten says. “At the same time, the repositioning of upstream aluminium will continue, with the planning of one of the world’s largest smelters, to be located in Qatar, as the single-most important project.”
Operating income for Oil & Energy in the fourth quarter of 2005 amounted to NOK 11,537 million, another strong quarter result that contributed to record-high operating income for the year as a whole. Operating income in the fourth quarter included the expensing of seismic data-bases included in the Spinnaker acquisition2) amounting to NOK 320 million and previously capitalized development costs of the Telemark field in the Gulf of Mexico (GoM) of NOK 210 million. The quarter also included unrealized losses on hedges relating to Spinnaker operations amounting to NOK 440 million. Operating income for 2005 reached NOK 43,451 million, an increase of 40 percent compared with 2004, mainly as a result of high oil and gas prices. Hydro realized an average oil price1) of US dollar 55.6 per barrel in the fourth quarter of 2005, a decrease of 8 percent compared with the third quarter of 2005, and 33 percent higher than in the fourth quarter of 2004. Oil and gas production averaged 589,000 barrels of oil equivalents (boe) per day during the fourth quarter of 2005, an increase of 48,000 boe per day compared with the third quarter of 2005 and a decrease of 2,000 boe per day compared with the fourth quarter of 2004. For the year as a whole, average oil and gas production declined about 2 percent compared with 2004 to 563,000 boe per day.
Hydro consistently demonstrated good project execution and cost control. The Ormen Lange/Langeled project has proceeded according to schedule and on budget, and was 60 percent completed by the end of December. In December 2005, the acquisition of Spinnaker Exploration Company was completed. Spinnaker is mainly engaged in exploration, development and production of oil and gas in the GoM. Spinnaker’s portfolio includes interesting exploration acreage, comprising deepwater and shelf prospects, as well as an extensive seismic database covering most of the GoM. Hydro’s overall exploration results for the year were encouraging. In 2005, Hydro participated in 14 discoveries, half of them as operator. Seven of the discoveries were located on the Norwegian Continental Shelf (NCS).
Increased volumes from primary aluminium production and higher realized aluminium prices had a positive impact on Hydro’s aluminium operating income during 2005. However, the fourth quarter operating loss of NOK 1,009 million was heavily influenced by impairment losses of NOK 1,238 million relating to magnesium and rolled products operations due to challenging market conditions. In addition, London Metal Exchange (LME) prices increased substantially during the quarter to US dollar 2,277 at the end of December (23 percent). This resulted in unrealized losses on LME contracts of NOK 997 million for the quarter. Hydro’s primary aluminium production increased to 464,000 metric tons (mt) in the fourth quarter, up 4 percent, compared with the fourth quarter of 2004. In 2005, primary aluminium production increased by 6 percent to 1,826,000 mt mainly due to the expansion of the Alouette and Sunndal plants. Compared with the fourth quarter of 2004, Hydro’s realized alu-

1)	Average oil price realized by Oil & Energy’s Exploration and Production sub-segment.

2)	See discussion included in note 1. “Summary of Significant Accounting Policies” included in Hydro’s 2004 annual report. In accordance with Hydro’s accounting policy, all expenses related to exploration, with the exception of the cost of drilling exploratory wells, are expensed as incurred. As a result, any fair value allocated to such costs relating to acquired assets must be written off.

4 | Hydro’s preliminary results — 2005
minium price in US dollars and Norwegian kroner increased about 10 and 11 percent, respectively. For 2005, realized aluminium prices increased 5 percent measured in Norwegian kroner. Hydro’s downstream operations in Europe faced challenging market conditions with continued pressure on margins.
Outlook
Oil and gas prices are expected to remain high in the medium term. The oil market is expected to remain relatively tight in 2006. In the beginning of 2006, increased political risk related to oil supply has driven prices upward. The price development is expected to be more volatile going forward, resulting in greater uncertainty and increased risk. Hydro has targeted oil and gas production of 615,000 boe per day for 2006, an increase of around 9 percent compared with realized production in 2005. During 2005, Hydro strengthened its exploration portfolio, and intends to step-up exploration activities in 2006 and beyond.
The average aluminium prices experienced in the fourth quarter of 2005 reflected substantial increases in short-term alumina prices as well as the significant rise in power costs for the major producing regions. At the beginning of February 2006, primary aluminium (three-month LME price) was trading at around US dollar 2,500 per mt. Trading by financial investors on the LME increased significantly during 2005. This situation presents the risk of a significant correction in the market if investor sentiment changes. The significant rise in power costs is expected to result in a cost increase for Hydro’s aluminium business estimated at NOK 1.4 billion for 2006 compared to the total cost of power in 2005. Approximately NOK 1.1 billion of the increase relates to upstream activities, with a large part relating to operations in Germany. Economic indicators signal continued global growth in 2006. Hydro expects global consumption and production of primary aluminium to show an increase in 2006 of approximately 6 and 4 percent, respectively, both highly dependent upon developments in China. Pressure on margins for standardized products in the downstream aluminium markets are expected to continue during 2006.
Volatility in the oil, gas, power and aluminium markets is expected to continue and could result in substantial unrealized gains and losses on derivatives in future quarters.3)
Fourth quarter 2005

		Non-cons. inv.,
		interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income (loss)	fin. items	income	amortization	EBITDA

Hydro Oil & Energy	11,537	27	65	3,137	14,766
Hydro Aluminium	(1,009)	(38)	—	2,254	1,207
Other Activities	(98)	58	693	134	786
Corporate and Eliminations	20	217	—	4	241

Total 1)	10,450	264	758	5,528	17,000

1)	See specification on page 29.
Year 2005

		Non-cons. inv.,
		interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income (loss)	fin. items	income	amortization	EBITDA

Hydro Oil & Energy	43,451	187	65	10,636	54,339
Hydro Aluminium	2,511	500	—	5,033	8,044
Other Activities	(2)	431	925	525	1,880
Corporate and Eliminations	472	736	—	22	1,231

Total 1)	46,432	1,854	990	16,216	65,493

1)	See specification on page 29.

3)	Hydro is engaged in substantial trading and commercial activities in the physical markets and also uses financial instruments such as forwards, futures and options both on and off exchanges in order to manage and hedge unfavorable fluctuations in prices and production volumes. Certain contracts are marked-to-market value in the balance sheet with unrealized gains and losses reflected in operating results for the period or deferred if certain hedge accounting criteria are met. Offsetting gains and losses on contracts within Hydro’s total portfolio that are not marked-to-market value are recognized when realized (i.e. when the contracts are closed). This can result in significant effects on reported results, in particular during periods of substantial volatility in the markets.

Hydro’s preliminary results — 2005 | 5
Results for non-consolidated investees amounted to a loss of NOK 76 million in the fourth quarter of 2005, compared with earnings of NOK 90 million in the fourth quarter of 2004. The fourth quarter of 2004 included a charge of NOK 268 million relating to the write-down of the Hamburger Aluminium Werk (HAW) smelter in Germany. The decline for the fourth quarter of 2005 resulted primarily from reduced earnings from Alunorte in Brazil due to unrealized currency losses on US dollar loans, increased production costs and losses on operational hedge programs due to the increased aluminium market prices. For 2005 as a whole, earnings from non-consolidated investees were NOK 619 million, compared with NOK 629 million in the previous year.
Net financial expense in the fourth quarter of 2005 amounted to NOK 579 million, compared with net financial income of NOK 900 million in the fourth quarter of 2004. The current quarter included a net foreign currency loss of NOK 601 million, while the fourth quarter of 2004 included a net currency gain amounting to NOK 1,606 million. The currency loss was mainly due to the strengthening of the US dollar and Euro during the quarter resulting in losses on Hydro’s US dollar denominated debt and foreign currency contracts.
Other income was NOK 758 million in the fourth quarter of 2005, compared with NOK 59 million in the fourth quarter of 2004. For 2005 as a whole, other income amounted to NOK 990 million, compared with NOK 169 million for 2004. In December 2005, Hydro sold its interest in Biomar Holding A/S, recognizing a gain of NOK 693 million. In April 2005, Hydro sold its remaining interest in Pronova Biocare for NOK 275 million, recognizing a gain on the sale of NOK 233 million. Hydro divested 80.1 percent of Pronova Biocare in 2004, recognizing a gain of NOK 110 million.
Income tax expense for 2005 amounted to NOK 30,317 million, compared with NOK 21,197 million for 2004. This represents 66 percent and 65 percent of income from continuing operations before tax, respectively.
Hydro recognized an after-tax charge of NOK 78 million relating to the implementation of a new accounting interpretation relating to asset retirement obligations.
Cash flow from operations in 2005 amounted to NOK 27.4 billion, compared to NOK 27.7 billion in 2004. Positive effects of increased earnings were offset by increased working capital requirements and tax payments.
Investments amounted to NOK 41.1 billion for 2005. Roughly 88 percent of the amount invested related to oil and gas operations including NOK 21.9 billion relating to the Spinnaker acquisition.
Return on average Capital Employed (RoaCE4)) was 16.8 percent for 2005 compared with 13.0 percent for 2004. Adjusted for the effects of special events* RoaCE was 19.9 and 13.6 percent for 2005 and 2004, respectively. See also the discussion included in the section “Use of non-GAAP financial measures” later in this report.
Normalized RoaCE for 2005 was 7.0 percent, compared with 7.6 percent for 2004. Adjusted for the effects of the special events*, normalized RoaCE was 9.2 percent in 2005, compared with 8.2 percent in 2004. In December 2004 Hydro announced a target for normalized RoaCE of 7.5-8.5 percent for 2006 which did not take into consideration any of the special events. Hydro has reached its targeted level for both years 2004 and 2005.

*	2005: The acquisition of Spinnaker in December and the impairment loss within Hydro’s aluminium business. 2004: Impairment losses within Hydro’s aluminium business, together with the effect of a change in Norwegian tax legislation.

4)	RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. See also discussion pertaining to Non GAAP financial measures included later in this report including the long term price assumptions used to calculate normalized RoaCE.

6 | Hydro’s preliminary results — 2005
Hydro Oil & Energy
Operating income (loss)

	Fourth Quarter		Year
NOK million	2005	2004	2005	2004

Exploration and Production	10,690	7,116	40,594	28,363
Energy and Oil Marketing	1,403	1,072	3,575	2,650
Eliminations	(556)	433	(719)	132

Total	11,537	8,621	43,451	31,144

Adjusted EBITDA

	Fourth quarter		Year
NOK million	2005	2004	2005	2004

Exploration and Production	13,677	9,825	50,601	38,168
Energy and Oil Marketing	1,645	1,325	4,456	3,478
Eliminations	(556)	433	(719)	132

Total	14,766	11,583	54,339	41 ,777

	Fourth quarter		Year
	2005	2004	2005	2004

Oil and gas production (thousands boe/d)	589	591	563	572
Oil price (USD/bbl)	55.60	41.80	53.10	37.30
Oil price (NOK/bbl)	368.80	263.80	342.20	251.30
Average exchange rate USD/NOK	6.63	6.32	6.44	6.74
Gas price (NOK/Sm3)	1.85	1.20	1.52	1.09
Exploration expense (NOK million)	1,092	518	1,839	1,264

Hydro Oil and Energy consists of the two sub-segments ‘Exploration and Production’ and ‘Energy and Oil Marketing’.
Operating income
Fourth quarter operating income in 2005 amounted to NOK 11,537 million, representing an increase of 34 percent compared with the fourth quarter in 2004. The strong results for the quarter mainly resulted from the continued high oil and gas prices. Operating income for the fourth quarter included the expensing of seismic databases included in the Spinnaker acquisition2) amounting to NOK 320 million and previously capitalized development costs of the Telemark field in the GoM of NOK 210 million. The quarter also included losses on hedges relating to Spinnaker operations amounting to NOK 440 million. Operating income for 2005 was NOK 43,451 million, an increase of 40 percent compared with 2004.
Market developments
Average oil market prices for Brent Dated were US dollar 56.9 per barrel in the fourth quarter of 2005, almost US dollar 5 per barrel lower than third-quarter prices. Crude oil prices fluctuated during the quarter influenced by changes in actual and forecasted weather conditions. During December, announced plans for an extraordinary OPEC meeting in late January to evaluate future cuts in production quotas had a positive impact on price developments. Year-end prices were pushed upwards as the market focused on the tight US gasoline market, with strong demand and low inventories.
Hydro realized average crude oil prices1) of US dollar 55.6 per barrel during the fourth quarter of 2005, compared with US dollar 41.8 per barrel in the fourth quarter of 2004 and US dollar 60.4 in the third quarter of 2005. Hydro’s average realized crude oil price was US dollar 1.3 below the average Brent price of US dollar 56.9 per barrel, mainly resulting from a negative price differential on oil from the Grane field, which is heavier than Brent blend and therefore sold at lower average prices. Measured in Norwegian kroner, oil prices were NOK 369 per barrel, about 40 percent higher than in the fourth quarter of 2004 and about 6 percent lower than in the third quarter of 2005.
Average spot prices for gas in Europe were significantly higher in the fourth quarter of 2005 compared with the fourth quarter of 2004, reflecting a higher general price level for gas as a result of

Hydro’s preliminary results — 2005 | 7
increased oil prices. Average spot prices also increased significantly compared with the third quarter of 2005, due to seasonal variation in demand. Prices reached exceptionally high levels in November and December, due to high demand caused by cold weather combined with supply constraints. Forward prices rose during the fourth quarter driven by both a strong gas spot market and high oil prices. Realized gas prices5) in the fourth quarter of 2005 amounted to NOK 1.85 per standard cubic meter (Sm3), representing an increase of 54 percent compared with the fourth quarter of 2004 and an increase of 36 percent compared with the third quarter of 2005. The positive development reflected increased reference prices (oil products) for long-term gas contracts, in addition to a general increase in spot prices for gas, especially in the UK gas market.
The average spot price in the Nordic electricity market increased to NOK 255 per MWh in the fourth quarter of 2005, compared with NOK 226 per MWh in the corresponding period in 2004. The increase was mainly a result of higher European power prices due to increased consumption and lower availability of nuclear power. The spot price averaged NOK 234 per MWh in the third quarter of 2005.
Adjusted EBITDA
Oil & Energy adjusted EBITDA for the fourth quarter of 2005 was NOK 14,766 million, an increase of 27 percent compared with the same period in 2004. Adjusted EBITDA for 2005 was NOK 54,339 million, an increase of 30 percent, compared with 2004.
Factors affecting developments in the coming quarters
Bad weather and other incidents disrupted production from several fields on the NCS in January 2006. Production on the partner-operated Visund platform in the North Sea was shut down on 19 January 2006 due to a gas leakage. Visund is unlikely to resume production during the first quarter. Total output from Visund represented about 35,000 barrels of oil and five million Sm3 of gas per day before the shutdown. Hydro’s share is 20.3 percent. Hydro is currently producing about 15,000 boe per day in the GoM, around 5,000 boe per day below plan. The short-fall is due to production outages caused by the autumn hurricanes in 2005. Several pipelines and hubs in the area were damaged, and repairs have been delayed due to shortages of repair vessels and personnel. Hydro expects most of the shut down production to be back on stream by the end of the second quarter of 2006.
Production cost excluding costs for gas injection is expected to increase for 2006 to a level of around NOK 23 per barrel, compared with NOK 20 per barrel in 2005. The increase primarily relates to higher costs due to the start-up of new fields, increased well maintenance and increased costs relating to Terra Nova in Canada.
Hydro plans to increase its exploration level from 2005, and expects to participate in the drilling of about 60 exploration targets in 2006. Between 20-25 wells are expected to be drilled on the NCS. The main international drilling activity will be in the GoM, where Hydro expects to participate in approximately 20 exploration wells in 2006.
As part of the Spinnaker acquisition, Hydro obtained the right to acquire certain additional seismic databases by payment of a “change of control” fee. Hydro expects to exercise this right during 2006. The fair value allocated to the right to acquire these seismic databases, amounting to NOK 180 million, together with the change of control fee of approximately NOK 400 million, will be expensed upon exercising this right.2)
Exploration and Production
Operating income
Fourth quarter operating income for Exploration and Production was NOK 10,690 million, 50 percent higher than in the same period last year. Operating income for 2005 was NOK 40,594 million, an increase of 43 percent from 2004. The increased operating income was mainly driven by higher oil and gas prices.
Average oil and gas production in the fourth quarter of 2005 reached 589,000 boe per day. Production in the fourth quarter increased by 48,000 boe per day compared with the third quarter of 2005, but remained approximately at the same level as in the fourth quarter of 2004 of 591,000 boe per day. Oil and gas production for 2005 reached 563,000 boe per day, compared to 572,000 boe per day for 2004. The decrease resulted mainly from lower oil production on the NCS.
Oil production in the fourth quarter of 2005 averaged 405,000 barrels per day, which was 6,000 barrels higher than in the third quarter of 2005, and 10,000 barrels lower than in the fourth quarter of 2004. The decline from 2004 reflected a maturing portfolio on the NCS, where oil production from new developments is not keeping pace with production declines. Production from the Snorre field on the NCS has now reached planned production levels. Production from the Urd field in the Norwegian Sea began in early November, and is expected to reach a plateau production level of 7,000 boe per day (Hydro’s share) in 2006. Production from the Kristin gas and condensate field in the Norwegian Sea began in early November, and is expected to reach a plateau production level of 31,500 boe per day (Hydro’s share) in 2007. The fields acquired through the Spinnaker acquisition contributed approximately 15,000 boe per day beginning 14 December to Hydro’s fourth quarter production volumes. Maintenance stops resulted in oil production losses of approximately 4,000 boe per day during the fourth quarter.

5)	Realized gas prices include both spot market prices and long-term contract prices.

8 | Hydro’s preliminary results — 2005
Gas production in the fourth quarter of 2005 averaged 184,000 boe per day, which was 42,000 boe per day higher than in the third quarter of 2005, and 8,000 boe per day higher than in the fourth quarter of 2004. The increase in 2005 reflected higher volumes sold to European continental customers, mainly sourced from the Kvitebjørn field, which came on stream late 2004.
Hydro has hedged the majority of the oil and gas production from Spinnaker for the period 2006-2008. Under the hedging program, crude oil prices (West Texas Intermediate reference) have been secured between USD 45 per boe and USD 71.45 per boe using zero cost collar options. Hydro has secured the gas price (Henry Hub reference) by purchasing put options for the same period with a strike price of USD 7.5 per million British thermal units (mmbtu). These derivatives are included in the balance sheet at fair value, with changes in the fair value recognized in the income statement resulting in an unrealized loss of NOK 440 million for the quarter.
Production costs6) amounted to NOK 25.3 per boe for 2005, compared to NOK 20.7 per boe for 2004. The increase mainly resulted from higher costs related to the purchase price of gas for injection into the Grane field. Production cost excluding purchase of gas for injection was NOK 19.9 per boe for 2005, which was in line with previous estimates.
In December 2005, Hydro decided not to pursue the planned development solution for the Telemark field in the GoM due to unsatisfactory profitability. Previously capitalized development costs for the field, amounting to NOK 210 million, were written off in the fourth quarter of 2005. An alternative development plan is being considered.
Increased future cost estimates for removal and abandonment resulted in an additional depreciation charge of NOK 244 million in the fourth quarter of 2005, mainly due to increased estimates for removal and abandonment of the Frigg Area and Ekofisk 1 field installations, which have ceased production.
Exploration costs of NOK 1,092 million were charged to the results for the quarter, compared with NOK 518 million in the fourth quarter of 2004 and NOK 199 million in the third quarter of 2005. The amount expensed in the fourth quarter of 2005 included NOK 320 million relating to the value allocated to seismic databases acquired as part of the Spinnaker acquisiton2). In addition purchases of other seismic data as well as accruals for penalties for commitment wells not drilled within the license period were expensed. Hydro participated in the completion of three exploration wells in Libya in the fourth quarter of 2005; two of the wells resulted in discoveries while the remaining well is under evaluation. Exploration costs expensed for 2005 amounted to NOK 1,839 million, 45 percent higher than in 2004. Exploration activity has been substantially higher in 2005 than in 2004. The total amount spent on exploration activities in 2005 was NOK 2,582 million. A total of 22 wells, including four extensions on producing wells, were completed in 2005 resulting in 14 discoveries. One exploration well in Libya is under evaluation. Drilling operations underway at year-end included nine wells. Prior to the acquisition by Hydro, Spinnaker participated in 9 wells in 2005 that resulted in 7 discoveries.
Reserves
Hydro’s remaining proved oil and gas reserves were 2,046 million boe at the end of 2005, compared with 2,076 million boe at the end of 2004. Reserve revisions of previous estimates added 64 million boe of proved reserves, net of 21 million boe of reserve declines relating to fields operated under production sharing agreement (PSA) contracts.7) New reserves amounted to 59 million boe, while net purchases and sales increased reserves by 52 million boe. Production amounted to 206 million boe in 2005. Reserve life, defined as the number of years of production from proved reserves at the present production level, was approximately 10 years at the end of 2005, comprised of approximately 6 years for oil and approximately 20 years for gas. Further information relating to changes in proved reserves is included on page 31 of this report.
Adjusted EBITDA
Exploration and Production adjusted EBITDA in the fourth quarter of 2005 was NOK 13,677 million, an increase of 39 percent compared with the fourth quarter of 2004. Exploration and Production adjusted EBITDA for 2005 amounted to NOK 50,601 million, an increase of 33 percent compared with 2004.
Business development
In the third quarter of 2005, Hydro entered into an agreement to acquire the shares of Spinnaker Exploration Company in an all-cash transaction for USD 2.45 billion. Hydro also assumed approximately USD 137 million in net interest-bearing debt. The acquisition was approved by the shareholders of Spinnaker and the US government in December of 2005.
In November 2005, Hydro entered into an agreement to acquire a 50 percent interest in the Chinook discovery, located in the Campos basin 75 kilometers offshore Brazil in water depths of about 100 meters. The transaction is expected to be finalized in the first half of 2006 and is subject to regulatory approval.
In December 2005, Hydro was allocated 12 new operatorships and holdings in five additional production licenses in the Awards for Predefined Areas (APA 2005) licensing round on the NCS. Hydro

6)	Production cost is comprised of the cost of operating fields, including Co2 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation costs for transportation systems and depreciation.

7)	Under PSA contracts, the volumes of entitlement oil are reduced when oil prices rise, which results in downward revisions of recorded reserves.

Hydro’s preliminary results — 2005 | 9
submitted an application for the 19th Licensing Round on the NCS, which is expected to be awarded in the first quarter of 2006. Hydro has also applied for new licenses in the Danish 6th Concession Round, which are expected to be awarded in February 2006. In Libya, Hydro was awarded contract area 146 — block 1 in the Murzuq basin. Hydro is the operator with a 7 percent equity share. The National Oil Corporation holds the remaining equity. The block covers an area of 2,492 square kilometers. In Iran, the commerciality report for the Azar discovery was submitted in December. Pending approval on commerciality, Hydro has the right to enter into negotiations for a field development contract.
Energy and Oil Marketing
Operating income
Energy and Oil Marketing operating income was NOK 1,403 million in the fourth quarter of 2005, an increase of 31 percent, compared with the same period last year. The increase mainly related to power and gas activities. Operating income increased by NOK 937 million, compared with the third quarter, mainly as a result of forward price developments affecting the marked-to-market valuation of the gas contracts portfolio. Operating income for 2005 amounted to NOK 3,575 million, an increase of 35 percent compared with 2004. The increase reflected improved results from power, gas infrastructure and oil trading activities.
Power activities generated operating income of NOK 387 million in the quarter, an increase of NOK 142 million, compared with the same period in 2004. Power production in the fourth quarter was 2.8 TWh, 27 percent higher than the same period in 2004. Hydro’s reservoir levels at the end of the fourth quarter were slightly above normal level and nearly at the same level as at the end of 2004.
Gas activities operating income amounted to NOK 1,087 million for the quarter, NOK 201 million higher than in the fourth quarter of 2004. Gas activities consist of gas transportation and gas trading activities. Operating income for gas trading is significantly more volatile than operating income from gas tranportation as a result of marked-to-market valuations of certain gas contracts included in the total portfolio. Contracts for delivery on the highly liquid UK gas market are accounted for as derivatives and therefore reflected at market values in the balance sheet while many contracts for delivery on the less liquid continental market are not. Operating income for gas transportation amounted to NOK 538 million for the fourth quarter of 2005, an increase of 31 percent compared with the third quarter of 2005 and an increase of 21 percent compared with the fourth quarter of 2004. The increase reflected higher transportation volumes. In the fourth quarter of 2005, operating income for gas trading was NOK 549 million compared with an operating loss of NOK 355 million in the third quarter of 2005, and an operating income of NOK 440 million in the fourth quarter of 2004. For 2005, operating income for gas trading amounted to NOK 392 million, compared with NOK 337 million for 2004. Operating income for the fourth quarter of 2005 includes unrealized gains on gas derivatives of approximately NOK 383 million and unrealized losses of NOK 39 million for the year as a whole. Gas contracts that are not marked-to-market declined in value both during the fourth quarter and during the whole of 2005.
Oil trading generated operating income of NOK 51 million in the fourth quarter of 2005, an increase of NOK 38 million compared with the fourth quarter of 2004. The strong result was mainly due to favorable positioning in Natural Gas Liquids (NGL) trading during the quarter.
Oil marketing incurred an operating loss of NOK 50 million in the fourth quarter, which is NOK 55 million lower than in the fourth quarter of 2004. The negative result is mainly due to intense price competition among gasoline filling stations.
Adjusted EBITDA
Energy and Oil Marketing adjusted EBITDA in the fourth quarter was NOK 1,645 million, an increase of 24 percent compared with the same period last year. In the fourth quarter of 2003, Hydro sold its interest in the Scanraff refinery. The sale agreement included the possibility of a price adjustment depending on the development in refinery margins in 2004 and 2005. High refinery margins during 2005 have resulted in an additional gain of NOK 65 million being recognized in the fourth quarter of 2005. Energy and Oil Marketing adjusted EBITDA for 2005 was NOK 4,456 million compared to NOK 3,478 million for 2004.
Eliminations Oil & Energy
As part of its downstream activities, Hydro Energy enters into purchase contracts for natural gas with Exploration and Production for resale to external customers. Hydro Energy recognizes both the internal purchase and the external sales contracts at market value. As a result, Hydro Energy recognizes unrealized gains and losses on the internal contracts as a result of fluctuations in the forward price of gas. Exploration and Production regards the supply contracts to Hydro Energy as normal sales agreements and does not recognize unrealized gains and losses on the contracts. Elimination of the internal sales and purchase contracts between Hydro Energy and Exploration and Production resulted in a negative effect on the operating income for Oil and Energy of NOK 558 million in the fourth quarter of 2005 and a negative effect of NOK 739 million for the year as a result of increasing forward prices.

10 | Hydro’s preliminary results — 2005
Hydro Aliminium
Operating income (loss)

	Fourth quarter		Year
NOK million	2005	2004	2005	2004

Metals	1,132	(1 ,949)	3,898	860
Rolled Products	35	33	754	626
Extrusion and Automotive	(1,181)	(123)	(1,100)	248
Other and eliminations 1)	(994)	88	(1,041)	72

Total	(1,009)	(1,952)	2,511	1,805

Adjusted EBITDA

	Fourth quarter		Year
NOK million	2005	2004	2005	2004

Metals	1,516	903	6,025	5,372
Rolled Products	363	217	1,565	1,361
Extrusion and Automotive	323	308	1,495	1,850
Other and eliminations 1)	(994)	88	(1,041)	72

Total	1,207	1,516	8,044	8,655

	Fourth quarter		Year
	2005	2004	2005	2004

Aluminium price LME (USD/tonne)	1,851	1,678	1,812	1,629
USD/NOK, realized 2)	6.69	6.66	6.57	6.98
Primary production (Kmt) 3)	464	446	1,826	1,720

1)	Includes urealized gains and losses on LME-contracts. The effects of these contracts are included in the results for the sub-segments when realized.

2)	Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss (excluding hedge contracts) and not included in adjusted EBITDA.

3)	Volumes includes production in the Variable Interest Entity Slovalco.
The Aluminium business area consists of the sub-segments ‘Metals’ (Primary Metals and Metal Products), ‘Rolled Products’ and ‘Extrusion and Automotive’. Beginning in the first quarter of 2005, Hydro’s magnesium operations were transferred from Metals to Extrusion and Automotive because the automotive industry is the dominant customer segment for this business. From 1 July 2005, remelt operations in North America have been transferred from Extrusion and Automotive and included in Metals, in order to combine the results from these activities with the Company’s worldwide primary and remelt metal results. Prior period amounts are reclassified accordingly.
Operating income
Aluminium incurred an operating loss in the fourth quarter of 2005 amounting to NOK 1,009 million, compared with an operating loss of NOK 1,952 million in the fourth quarter of 2004. The fourth quarter operating loss was heavily influenced by impairment losses of NOK 1,084 million relating to magnesium operations reflecting adverse trading conditions resulting from low priced exports from China and a write-down of NOK 154 million for Hydro’s Inasa rolled products plant in Spain. The fourth quarter of 2005 also included unrealized losses of NOK 997 million on LME contracts. The operating loss for the fourth quarter of 2004 included impairment losses of NOK 2,042 million relating to Hydro’s German primary aluminium plants in addition to manning reduction costs of approximately NOK 500 million. Unrealized gains on LME contracts amounted to NOK 93 million in the fourth quarter of 2004.
Operating income for 2005 was NOK 2,511 million, compared with NOK 1,805 million in 2004. Results were influenced by the impairment losses described above as well as unrealized losses on LME contracts amounting to NOK 1,021 million for 2005, compared with unrealized gains of NOK 175 million in 2004. Increased primary aluminium production, together with higher realized aluminium prices, positively influenced operating income in 2005, compared with 2004. Hydro’s downstream operations in Europe faced continued challenging market conditions with continued pressure on margins in addition to declining volumes for Hydro’s extrusion business.

Hydro’s preliminary results — 2005 | 11
The unrealized losses on open LME derivative contracts reflected marked-to-market effects resulting from increased aluminium market prices. In the fourth quarter of 2005, the LME three-month price increased from US dollar 1,850 per mt at the beginning of October, to a closing price of US dollar 2,277 at the end of December. In addition to the significant LME price rise, Hydro has increased the volumes sold forward by 90,000 mt in the quarter due to increased reluctance by customers to price metal for future delivery.
Market developments
The average market price for aluminium (LME three month average) increased by about 14 percent to US dollar 2,069 per mt in the fourth quarter of 2005, compared with the same quarter of 2004. The corresponding LME price measured in Norwegian kroner increased by about 19 percent. Compared with 2004, the 2005 average market price increased about 10 percent measured in US dollars, and about 6 percent measured in Norwegian kroner. The price developments reflected increases in short-term alumina prices as well as the significant rise in power costs for major producing regions such as Europe and the United States over the last year. In addition, financial investors have been very active in LME trading which has had a strong influence on price developments.
Including the effect of hedges, Hydro’s realized aluminium price strengthened to US dollar 1,851 per tonne in the fourth quarter of 2005, compared with US dollar 1,678 per tonne in the fourth quarter of 2004, corresponding to an increase of 10 percent. Measured in Norwegian kroner, the realized aluminium price increased by approximately 11 percent.
Global consumption and production of primary metal increased by around 6 percent in the fourth quarter of 2005, compared with the fourth quarter of 2004. China’s consumption as well as production of primary aluminium increased by around 17 percent in 2005, compared with 2004. Chinese exports of primary aluminium in 2005 amounted to about 700,000 mt. However, China imported roughly 400,000 mt on a net basis, mainly due to large imports of scrap.
2005 was a difficult year for European producers of rolled products, particularly for standard products. Weak economic developments, together with customer inventory reductions and intense competition, put severe pressure on margins of standard rolled products. Market demand from the special product segments such as aircraft, lithographic sheet and can stock was stronger, while the automotive and foil market segments were flat. Total shipments for general extrusions in Europe are expected to have declined about 2.5 percent in 2005, compared with 2004, while shipments in the US market continued to grow at a rate of 3 — 3.5 percent. European extrusion margins were under pressure throughout the year. Preliminary figures for global light vehicle sales indicate an increase of 2.7 percent from 2004 to 2005. North American and European light vehicle sales increased 0.5 — 1 percent during 2005, but both US and European sales fell during the fourth quarter of 2005, all compared with the corresponding periods in 2004.
Adjusted EBITDA
Adjusted EBITDA for the fourth quarter of 2005 was NOK 1,207 million, compared with NOK 1,516 million in the fourth quarter of 2004. Results for non-consolidated investees reflected a loss of NOK 87 million in the fourth quarter of 2005, compared with income of NOK 54 million in the fourth quarter of 2004 which included a charge of NOK 268 million relating to the write-down of the Hamburger Aluminium Werk (HAW) smelter in Germany. The decline in results from non-consolidated investees reflected reduced earnings from Alunorte in Brazil due to unrealized currency losses on US dollar loans, increased production costs and losses on operational hedge programs due to the increased aluminium market prices. Adjusted EBITDA for 2005 was NOK 8,044 million, compared with NOK 8,655 million for 2004.
Improvement programs and plant closures
Following the write-down of German primary metal plants in 2004, Hydro has not been able to renew or replace the electricity contracts at sustainable terms and conditions and has therefore decided to close the Stade smelter and, together with its co-owners, the Hamburger Aluminium Werk (HAW) smelter. HAW production was shut-down at the end of 2005, while production at the Stade smelter is expected to be phased out by the end of 2006. To partly compensate for the increased power costs in Germany, a major improvement program has been established at the Neuss smelter, which targets annual cost savings of approximately Euro 20 — 30 million. Hydro will close the Søderberg production lines in Norway at its Høyanger and Årdal smelters. The Søderberg line in Høyanger is planned to be closed during the first quarter of 2006. The timing of closing the line at the Årdal smelter will be decided by the end of the first quarter of 2006.
Hydro’s total 2005 production from the above plants and production lines, excluding the Neuss smelter, amounted to 173,000 mt.
Factors affecting developments in the coming quarters
LME prices have continued to rise during the beginning of 2006. Trading by financial investors has resulted in long aluminium positions, adding a significant risk of increased volatility to the LME price. The investor base, which was primarily comprised of hedge funds, has expanded to include commodity index funds and longer-term investors such as pension funds.
Economic indicators signal continued global growth in 2006. Economic development in the United States is expected to slow slightly from the 2005 level, while conditions in Europe are expected to improve moderately. Development in the major Asian economies, including China, is expected to continue in line with 2005 growth rates.
Hydro expects Western World consumption of primary aluminium

12 | Hydro’s preliminary results — 2005
to increase roughly 3 percent in 2006 and approximately 5.5 percent globally. Production is expected to increase approximately 2 percent in the Western World and about 4 percent on a global basis. Actual global developments are highly dependent upon developments in China. High energy prices together with high alumina prices have caused China to curb exports of primary metal. At the same time China has increased its import of scrap for recycling and is apparently focusing more on downstream manufacturing activities than exporting primary metal. Capacity closures that have been announced in Europe and in the United States may be delayed due to the continued high aluminium prices.
Shipments to the European rolled products and extrusion markets are expected to improve moderately during 2006. However, pressure on margins will likely continue. The global light vehicle automotive market is expected to grow moderately during 2006. Developments in the United States are expected to be flat, while the European market is expected to improve moderately.
Total costs related to the closure of the Norwegian and the German metal plants are, as previously announced, expected to reach NOK 1 billion. Operating income for 2005 included costs related to closure of the above plants amounting to approximately NOK 200 million. The remaining costs will be incurred mainly in 2006 and 2007.
The significant rise in power costs is expected to result in a cost increase for Hydro’s aluminium business estimated at NOK 1.4 billion for 2006, compared with the total cost of power in 2005. Approximately NOK 1.1 billion of the increase relates to upstream activities, with a large part relating to operations in Germany.
At the end of the fourth quarter 2005, Hydro established a new LME hedging program in order to secure acceptable operating margins for a portion of its primary metal production for 2006, and to mitigate the effects of higher energy cost, especially in Germany. Under the program, 130,000 mt have been sold forward on the LME at price levels of approximately USD 2,150 per mt. The contracts are evenly spread over the last three quarters of 2006. In addition, energy supplies for the Rheinwerk smelter in Neuss for 2006 were secured at market terms.
Hydro expects to fund a deficit in a UK defined benefit pension plan of GBP 33 million (approximately NOK 380 million) in the first quarter of 2006. The majority of the amount will be charged to the operating income of Extrusion and Automotive and reversed as part of Corporate and eliminations in Hydro’s consolidated accounts.
Metals
Operating income
Metals’ operating income for the fourth quarter of 2005 amounted to NOK 1,132 million, compared with an operating loss of NOK 1,949 million for the fourth quarter of 2004. Operating income for 2005 amounted to NOK 3,898 million compared with NOK 860 million in 2004. Operating income was positively impacted by higher realized aluminium prices together with increased production, partly offset by higher raw material and energy costs. Operating income for the fourth quarter of 2004 and the year as a whole included the impairment losses and charges of approximately NOK 2.6 billion as described above.
Hydro’s primary aluminium production increased to 464,000 mt in the fourth quarter, an increase of 4 percent compared with the fourth quarter of 2004. For 2005, Hydro’s primary aluminium production increased to 1,826,000 mt, an increase of 6 percent, compared with 2004. The increase was mainly due to the Alouette expansion in Canada and the Sunndal expansion in Norway. Increased shipments of 25,000 mt had a positive effect on the operating income of approximately NOK 150 million for the fourth quarter of 2005, compared with the same quarter of 2004.
During 2005, Hydro supplied about 3.8 million mt of casthouse products to internal and external customers, an increase of roughly 5 percent from 2004. Approximately 95 percent of the volume was comprised of value added products with the remainder consisting of standard ingot. About 48 percent of the tonnage supplied originated from Hydro’s own virgin primary metal (on an equity basis), while approximately 46 percent consisted of re-melted or recycled material and 6 percent was provided from commercial agreements.
Margins increased in the fourth quarter of 2005 by NOK 390 million, compared with the fourth quarter of 2004. Positive effects relating to higher aluminium prices and product premiums measured in US dollars were partly offset by negative currency developments and increased raw material and energy costs.
Fixed costs increased by NOK 103 million in the fourth quarter, compared with the same quarter of 2004. The increase was mainly related to the new capacity in Alouette and to the cost of manning reduction programs.
The fourth quarter included a realized loss of NOK 61 million on LME future contracts and a gain on US dollar forward contracts of NOK 42 million relating to the Sunndal hedge program.8)

8)	The Sunndal hedge program will continue to impact reported results during 2006. The program is comprised of LME future contracts spread evenly over the year and US dollar forward contracts maturing mainly in the first half of the year (approximately 80 percent of the currency contracts will mature in the first half 2006). The LME future contracts and USD forward contracts underlying the hedge were priced at approximately US dollar 1,500 and NOK/USD 9.4 respectively for the remainder of the program.

Hydro’s preliminary results — 2005 | 13
Operating income for Sourcing and Trading amounted to NOK 341 million in the fourth quarter of 2005, compared with NOK 55 million in the fourth quarter of 2004.9)
Adjusted EBITDA
Adjusted EBITDA in the fourth quarter of 2005 was NOK 1,516 million, compared with NOK 903 million in the fourth quarter of 2004. Adjusted EBITDA amounted to NOK 6,025 million in 2005, compared with NOK 5,372 million in 2004.
Projects under development
The second expansion of the Alunorte alumina refinery in Brazil (owned 34 percent by Hydro) is proceeding according to plan and is expected to reach full production during the third quarter of 2006. In the fourth quarter of 2005, Hydro decided to participate in a third expansion of the refinery. The expansion will increase annual capacity by more than 40 percent to approximately 6.5 million mt, making the refinery the largest and among the most cost-efficient in the world.
Qatar Petroleum Company and Hydro are jointly progressing on the aluminium project in Qatar. Preparations for the project continue with an expected final investment decision in 2006.
Rolled Products
Operating income
Rolled Products’ operating income for the fourth quarter of 2005 was NOK 35 million, compared with NOK 33 million in the corresponding quarter of 2004. Results for the fourth quarter of 2005 included the write-down of NOK 154 million related to the Spanish Inasa plant due to weakened market conditions. Results for the fourth quarter of 2004 included a charge for loss accruals of NOK 72 million.
Volumes declined slightly in the fourth quarter of 2005 and margins measured in Euro were lower than the corresponding quarter of 2004 due to the continued pressure on margins for standard products. Margins measured in Norwegian kroner declined even more due to the stronger NOK/Euro exchange rate.
Operating income for 2005 amounted to NOK 754 million, compared with NOK 626 million for 2004. Positive effects from increased shipments, further optimization of product mix and reduced fixed costs more than offset the reduction in realized product margins. In addition, the negative effect of the Inasa write-down in 2005 was offset by a reversal of loss accruals and from a settlement received related to the Malaysian operations.
Operating income included a positive metal effect10) of NOK 90 million in the fourth quarter 2005, compared with a positive metal effect of NOK 6 million in the fourth quarter 2004, reflecting increasing metal prices. For 2005, operating income included a positive metal effect of NOK 137 million, compared with a positive effect of NOK 154 million in 2004.
Adjusted EBITDA
Adjusted EBITDA in the fourth quarter of 2005 was NOK 363 million, compared to NOK 217 million for the fourth quarter of 2004. Adjusted EBITDA amounted to NOK 1,565 million in 2005, compared with NOK 1,361 million in 2004.
Extrusion and Automotive
Operating income
Extrusion and Automotive incurred an operating loss of NOK 1,181 million in the fourth quarter of 2005, compared with an operating loss of NOK 123 million in the same quarter of 2004.
The operating income for the Extrusion sector was NOK 35 million in the fourth quarter 2005, compared with NOK 86 million in the same quarter in 2004. Increased margins and volumes for Hydro’s building systems business only partly offset negative effects from increased costs and reduced margins for other extruded products.
Operating income for the Extrusion sector declined by NOK 331 million to NOK 275 million for 2005, compared with 2004. The decline was due to the reduced net margins reflected above, lower volumes and rationalization costs and provisions for bad debts.
The Automotive sector incurred an operating loss of NOK 1,221 million in the fourth quarter 2005, compared with an operating loss of NOK 201 million in the same quarter in 2004. The substantial increase in operating loss resulted from an impairment charge of NOK 1,084 million relating to Hydro’s magnesium operations as a result of the significant weakening of the magnesium market. Fixed costs declined as a result of ongoing improvement programs, how-

9)	The results exclude the effects of marked-to-market adjustments on LME contracts entered into by Sourcing and Trading. Such effects are included as part of Other and eliminations along with unrealized gains and losses on LME contracts entered into by other units in Aluminium. Gains and losses on LME contracts are included in the various units’ results when realized. In addition, the results exclude gains and losses on currency contracts purchased to hedge currency positions resulting from operations, which are included in financial items.

10)	Rolled Products’ sales prices are based on a margin over the metal price. The production and logistic process of rolled products has a duration of two to three months. As a result, margins are impacted by timing differences resulting from the FIFO (first in, first out) inventory valuation method, due to changing aluminium prices during the production process. Decreasing aluminium prices in Euro results in a negative metal effect, while increasing prices have the opposite effect.

14 | Hydro’s preliminary results — 2005
ever, the positive effects were offset by deteriorating market conditions and lower production.
The operating loss for the Automotive sector increased by NOK 1,034 to NOK 1,384 million for 2005, compared with 2004. In addition to the impairment loss described above, operating income for 2005 was influenced by costs related to the closure of the Leeds automotive plant in the UK of NOK 211 million. Sales of assets related to the plant are expected to be completed by the first half of 2006 and are expected to reduce the final cost of the closure. For 2004, write-downs relating to Hydro’s automotive business amounted to NOK 126 million, while costs relating to the closure of the Leeds plant amounted to NOK 146 million.
Adjusted EBITDA
Adjusted EBITDA in the fourth quarter of 2005 was NOK 323 million, compared with NOK 308 million in the same quarter of 2004. Adjusted EBITDA amounted to NOK 1,495 million in 2005, compared with NOK 1,850 in 2004.
Other and Eliminations
Unrealized losses on LME contracts amounted to NOK 997 million in the fourth quarter of 2005, compared with unrealized gains of NOK 93 million in the fourth quarter of 2004. Unrealized losses on LME contracts amounted to NOK 1,021 million for 2005, compared with unrealized gains of NOK 175 million in 2004. The unrealized gains and losses mainly relate to operational hedges for sub-segments in Aluminium for which hedge accounting is not applied. Offsetting changes to the value of physical contracts, which are not marked to their market value, are not reflected in the results. Realized effects for changes in the value of physical contracts and hedge contracts are included in the results of the individual sub-segments.

Hydro’s preliminary results — 2005 | 15
Other activities
Operating income (loss)

	Fourth quarter		Year
NOK million	2005	2004	2005	2004

Polymers	(110)	73	69	254

Other	11	(164)	(71)	58

Total	(98)	(91)	(2)	312

Adjusted EBITDA

	Fourth quarter		Year
NOK million	2005	2004	2005	2004

Polymers	1	232	564	774

Other	785	(68)	1,316	589

Total	786	164	1,880	1,363

Other activities consists of BioMar Holding A/S (sold in December 2005), Hydro’s internal services, the casualty insurance company Industriforsikring and Polymers (formerly Petrochemicals).
Hydro other businesses
Polymers
Hydro Polymers incurred an operating loss amounting to NOK 110 million in the fourth quarter of 2005, compared to operating income of NOK 73 million for the same period in 2004. The decline primarily resulted from higher raw material costs. A planned maintenance shutdown of the Noretyl ethylene cracker (50 percent Hydro investee) resulted in the need to purchase ethylene at very high prices to feed downstream installations. In addition, maintenance shut-downs were incurred at both the Stenungsund plant in Sweden and at the Rafnes plant in Norway during the quarter resulting in higher costs.
For 2005, operating income amounted to NOK 69 million, compared to NOK 254 million for 2004. The decline was mainly due to higher raw materials costs due to increased oil prices and expensive purchases of ethylene.
Adjusted EBITDA amounted to NOK 1 million in the fourth quarter and NOK 564 for 2005 . Results from non-consolidated investees decreased by NOK 13 million in the quarter and NOK 137 million for the year compared to 2004, mainly due to lower profits from Qatar Vinyl Company.
During 2005, two major investments were completed; the Noretyl expansion and the completion of the new chlorine plant at Rafnes. The expansion at Noretyl increased Hydro Polymers ethylene capacity by 50,000 tonnes per year. The new chlorine plant increased total annual chlorine capacity by 130 kt and eliminated dependence on external supplies of chlorine/EDC. The conversion of the older diaphragm chlorine plant at Rafnes to membrane technology is progressing according to plan and is expected to be completed during the second half 2006. These investments will make the Polymers business more competitive in the future.
Other
Operating income for Other activities amounted to NOK 11 million in the fourth quarter, compared with an operating loss of NOK 164 million in the same quarter of 2004. In the fourth quarter of 2004, Hydro’s casualty insurance company, Industriforsikring, made provisions for approximately NOK 230 million for losses incurred within a mutual insurance company of which it is a member. For 2005, Other activities reflected an operating loss of NOK 71 million, compared with operating income of NOK 58 million for 2004. The operating loss for 2005 included insurance loss provisions of NOK 74 million and an accrual of NOK 90 million for pension costs relating to Hydro’s interest in Biomar. Hydro sold its interest in Biomar in December 2005.
Adjusted EBITDA for Other activities for the fourth quarter of 2005 amounted to NOK 785 million, compared with a negative NOK 68 million for the fourth quarter of 2004. Adjusted EBITDA for the fourth quarter of 2005 included a gain on the sale of Hydro’s interest in Biomar amounting to NOK 693 million. Adjusted EBITDA for Other activities for 2005 was NOK 1,316 million, compared with NOK 589 million in 2004. In addition to the gain relating to Biomar, adjusted EBITDA for 2005 included NOK 233 million relating to the sale of the Company’s remaining interest in Pronova Biocare.

16 | Hydro’s preliminary results — 2005
Corporate Activities and Eliminations
Operating income for Corporate activities and eliminations amounted to NOK 20 million for the quarter, compared with an operating loss of NOK 344 million in fourth quarter of 2004. For 2005, Corporate activities and eliminations had operating income of NOK 472 million, compared with an operating loss of NOK 1,414 million for 2004.
The result for the fourth quarter of 2005 includes a credit of NOK 318 million relating to the elimination of unrealized losses on power purchase contracts, compared to a corresponding charge of NOK 309 million in the fourth quarter of 2004. For 2005, the elimination resulted in a credit of NOK 1,391 million, compared with a charge of NOK 235 million for 2004.
Hydro Energy is responsible for ensuring the supply of electricity for Hydro’s own consumption, and has entered into sales contracts with other units in the Group. Certain of these sales contracts are recognized at market value by Hydro Energy, while the related internal purchase contracts are regarded as normal purchase agreements by the consuming unit and are not recognized at market value. The elimination of the market value adjustment within Hydro Energy resulted in the positive effect on operating income in 2005 indicated above.
The power purchase contracts have a long duration and can result in significant unrealized gains and losses, impacting the reported results in future periods. The magnitude of the reported effects depends on changes in forward prices for electricity and changes in the contract portfolio.
Net costs related to pensions and related social security for the quarter amounted to NOK 150 million, compared to NOK 175 million in the corresponding quarter of 2004. Corresponding costs for 2005 were NOK 495 million, compared with NOK 1,001 million for 2004. The amount for 2005 included the reversal of a settlement loss of NOK 154 million charged to Extrusion and Automotive related to the plant closure in Leeds. Such losses are required to be amortized in Hydro’s consolidated accounts. The effect of reversing the charge and amortizing the unrecognized net losses is included in the result for the period. Net pension costs also declined for the year due to increased recovery of pension costs from Hydro’s operating units.
Finance

	Fourth quarter		Year
NOK million	2005	2004	2005	2004

Interest income	266	399	897	973
Dividends received / net gain (loss) on securities	74	13	338	190

Interest income and other financial income	340	412	1,235	1,163

Interest expense	(555)	(374)	(1,745)	(2,077)
Capitalized interest	252	144	867	664
Net foreign exchange gain (loss)	(601)	1,606	(2,159)	1,350
Other	(16)	(887)	(89)	(964)

Interest expense and foreign exchange gain/(loss)	(919)	488	(3,125)	(1,027)

Net financial income (expense)	(579)	900	(1,890)	137

Net financial expenses for the fourth quarter amounted to NOK 579 million, including a net foreign currency loss of NOK 601 million. The currency loss was mainly due to the strengthening of the US dollar and Euro during the quarter resulting in losses on Hydro’s US dollar denominated debt and foreign currency contracts. The fourth quarter of 2004 included a net currency gain amounting to NOK 1,606 million.
The increase in net interest expense for the fourth quarter of 2005 compared to the same quarter of 2004 resulted primarily from the reversal of tax related accruals in 2004, partly offset by higher capitalized interest in 2005.
Net interest-bearing debt increased by about NOK 20 billion during the quarter to NOK 12 billion. At the end of the third quarter, cash

Hydro’s preliminary results — 2005 | 17
and short-term investments were about NOK 8 billion higher than total interest bearing debt. Hydro’s acquisition of Spinnaker Exploration Company was completed in December with a payment of NOK 16 billion. Taxes amounting to NOK 16 billion were paid on 3 October. The payments were made by drawing on Hydro’s cash deposits.
Hydro’s adjusted debt/equity ratio, defined as net interest-bearing debt (including net unfunded pension obligations, after tax, and the present value of operating lease obligations) divided by equity plus minority interest, was 0.31 at the end of the quarter, compared to 0.04 at the end of the third quarter 2005.
Tax
The provision for current and deferred taxes for 2005 amounted to NOK 30,317 million, approximately 66 percent of income from continuing operations before tax. All of the amount consists of current taxes. The equivalent amount for 2004 was NOK 21,197 million, approximately 65 percent of income from continuing operations before tax. In 2004, Hydro reversed deferred tax liabilities of approximately NOK 900 million as a result of changes in Norwegian tax regulations.
The high tax percent in both 2005 and 2004 resulted from oil and gas activities in Norway, which account for a relatively large part of earnings and are charged a marginal tax rate of 78 percent.
For Norwegian tax purposes, an annual amount is calculated by Hydro to be used by Norwegian shareholders to determine their taxable gain or loss on share sales (Regulering av Inngangsverdi med Skattlagt Kapital — RISK). The amount for 2005 is estimated at negative NOK 21.51. The final amount will be determined following the assessment of Norsk Hydro ASA’s taxes for 2005.
Discontinued Operations
Income from discontinued operations was zero for 2005, compared with NOK 1,083 million for previous year. The amount relates to activities transferred to Yara International ASA in the agri demerger transaction completed 24 March 2004. All results directly connected to the demerged operations as well as the demerger transaction costs and gains are included in income from discontinued operations. The amount includes Yara’s results for the period up to its listing on the Oslo Stock Exchange and the direct costs of the demerger. The amount also includes Hydro’s gain from the sale of its 20 percent shareholding in Yara, amounting to NOK 385 million after tax. The effects of internal transactions, including interest and currency gains and losses, are excluded from income from discontinued operations. Additional information relating to discontinued operations and specification of related amounts can be found later in this report.
Oslo, 13 February 2006
Board of Directors

18 | Hydro’s preliminary results — 2005
Condensed consolidated statements of income
(unaudited)

		Fourth quarter		Year ended December 31

	2005	2005	2004	2005	2005	2004
Million, except share and per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK

Operating revenues	45,318	5,670	38,769	174,201	21,795	153,891
Depreciation, depletion and amortization	5,488	687	6,110	16,086	2,013	16,898
Other operating costs	29,380	3,676	26,447	111,683	13,973	105,168
Restructuring costs	—	—	(22)	—	—	(22)

Operating income	10,450	1,307	6,234	46,432	5,809	31,847

Equity in net income of non-consolidated investees	(76)	(10)	90	619	78	629
Financial income (expense), net	(579)	(72)	900	(1,890)	(236)	137
Other income (loss), net	758	95	59	990	124	169

Income from continuing operations before tax and minority interest	10,553	1,320	7,283	46,152	5,774	32,781

Income tax expense	(6,422)	(804)	(3,723)	(30,317)	(3,793)	(21,197)
Minority interest	133	17	78	(118)	(15)	(106)

Income from continuing operations	4,264	533	3,638	15,716	1,966	11,477
Income from discontinued operations	—	—	—	—	—	1,083

Income before cumulative effect of change in accounting principles	4,264	533	3,638	15,716	1,966	12,560
Cumulative effect of change in accounting principles	(78)	(10)	—	(78)	(10)	—

Net income	4,186	524	3,638	15,638	1,957	12,560

Basic and diluted earnings per share from continuing operations (in NOK and Euro) 2)	17.10	2.14	14.30	62.70	7.84	45.10
Basic and diluted earnings per share from discontinued operations (in NOK and Euro) 2)	—	—	—	—	—	4.20
Basic and diluted earnings per share before change in accounting principles (in NOK and EURO) 2)	17.10	2.14	14.30	62.70	7.84	49.40
Basic and diluted earnings per share (in NOK and Euro) 2)	16.80	2.10	14.30	62.40	7.80	49.40

Weighted average number of outstanding shares	250,467,379	250,467,379	252,292,084	250,807,304	250,807,304	254,411,433

1)	Presentation in Euro is a convenience translation based on the exchange rate at December 31, 2005, which was 7.9927.

2)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

Hydro’s preliminary results — 2005 | 19
Condensed consolidated balance sheets
(unaudited)

	December 31,		December 31,
	2005	2005	2004
Million, except share and per share data	NOK	EUR1)	NOK

Assets

Cash and cash equivalents	10,463	1,309	14,366
Short-term investments	3,865	484	10,970
Receivables and other current assets	41,411	5,181	32,220
Inventories	14,553	1,821	12,851

Total current assets	70,293	8,795	70,406

Property, plant and equipment, less accumulated depreciation, depletion and amortization	128,191	16,038	106,117
Other assets	28,711	3,592	23,720

Total non-current assets	156,902	19,631	129,836

Total assets	227,195	28,425	200,243

Liabilities and shareholders’ equity

Bank loans and other interest bearing short-term debt	4,658	583	3,785
Current portion of long-term debt	379	47	568
Other current liabilities	48,219	6,033	41,724

Total current liabilities	53,256	6,663	46,077

Long-term debt	21,387	2 676	19,487
Other long-term liabilities	22,363	2,798	17,703
Deferred tax liabilities	33,713	4,218	29,515

Total long-term liabilities	77,462	9,692	66,705

Minority shareholders’ interest in consolidated subsidiaries	981	123	1,571

Share capital	4,739	593	4,739
Other shareholders’ equity	90,756	11,355	81,151

Shareholders’ equity	95,495	11,948	85,890

Total liabilities and shareholders’ equity	227,195	28,425	200,243

Shareholders’ equity per share (in NOK and Euro)	381.80	47.77	342.40

Total number of outstanding shares	250,138,464	250,138,464	250,839,230

1)	Presentation in Euro is a convenience translation based on the exchange rate at December 31, 2005, which was 7.9927.

20 | Hydro’s preliminary results — 2005
Condensed consolidated statements of cash flows
(unaudited)

	December 31,		December 31,
	2005	2005	2004
Million	NOK	EUR1)	NOK

Operating activities:

Net income	15,638	1,957	12,560

Adjustments:
Depreciation, depletion and amortization	16,086	2,013	16,898
Other adjustments	(4,339)	(543)	(1,734)

Net cash provided by operating activities	27,385	3,426	27,724

Investing activities:

Purchases of property, plant and equipment	(17,562)	(2,197)	(16,187)
Purchases of other long-term investments	(17,263)	(2,160)	(858)
Purchases of short-term investments	(15,162)	(1,897)	(9,166)
Proceeds from sales of property, plant and equipment	1,362	170	837
Proceeds from sales of other long-term investments	1,862	233	1,400
Proceeds from sales of short-term investments	22,445	2,808	12

Net cash used in investing activities	(24,318)	(3,043)	(23,962)

Financing activities:

Loan proceeds	1,844	231	143
Principal repayments	(2,102)	(263)	(9,271)
Ordinary shares purchased	(1,589)	(199)	(1,684)
Ordinary shares issued	71	9	44
Dividends paid	(5,021)	(628)	(2,811)

Net cash used in financing activities	(6,797)	(850)	(13,579)

Foreign currency effects on cash	(173)	(22)	(264)

Net cash provided by discontinued operations	—	—	9,574

Net decrease in cash and cash equivalents	(3,903)	(488)	(507)

Cash and cash equivalents at beginning of period	14,366	1,797	14,873

Cash and cash equivalents at end of period	10,463	1,309	14,366

1)	Presentation in Euro is a convenience translation based on the exchange rate at December 31, 2005, which was 7.9927.

Hydro’s preliminary results — 2005 | 21
Changes in shareholders’ equity
(unaudited)

	Year
NOK million	2005	2004

Shareholders’ equity at beginning of period	85,890	88,080
Net income	15,638	12,560
Dividend declared and paid 1)	(5,021)	(2,811)
Foreign currency translation, net	711	(1 ,628)
Hedge of net investment and cash flow hedge 2)	(718)	(19)
Other items recorded directly to shareholders’ equity	(519)	(134)
Net purchase of treasury stock	(487)	(2,544)
Demerger Yara International ASA	—	(7,614)

Shareholders’ equity at end of period	95,495	85,890

1)	Dividend is declared and paid once each year. Dividend declared and paid constitutes NOK 20.00 per share in 2005 and NOK 11.00 per share in 2004.

2)	As of 1 January 2005, Hydro no longer designates certain financial instruments as hedges of net investment in foreign subsidiaries.
All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated. Hydro’s accounting principles are included in its 2004 Annual Report. The principles are the same for the interim accounts, with the exception of the new accounting standards implemented 1 January 2005 and 31 December 2005, in accordance with the description in the 2004 Annual Report and in this Report. As a result of rounding adjustments, the figures in one or more columns included in the financial statements may not add up to the total for that column.
Discontinued operations
In November 2003, Hydro’s Board of Directors concluded a plan to demerge the Hydro’s Agri activities and transfer the operations to a newly formed company, Yara International ASA. The plan was approved by an Extraordinary General Meeting on 15 January 2004. The demerger was completed on 24 March 2004 and Yara was listed on the Oslo Stock Exchange with effect from 25 March 2004. Under the demerger plan the business carried on by Agri was treated as having been carried on for the account and at the risk of Yara International ASA as of 1 October 2003. The demerger was reflected in the accounts as of the completion date, 24 March 2004. In the demerger process, substantial assets and liabilities, including subsidiaries and non-consolidated investees, were transferred to Yara. As a result of the demerger, Hydro’s share capital was reduced by 8.5 percent, representing the estimated relative value of the transferred Agri activities compared to the business activity retained by Hydro. The total equity reduction amounted to NOK 7,614 million. In accordance with the demerger plan, adjustments to the equity reduction may occur relating to the allocation of certain costs and liabilities where amounts are not finalized. Revisions are possible through the end of 2009. Possible related adjustments are not expected to be material.
At the completion date, Hydro’s shareholders received shares in Yara International ASA equal to 80 percent of the total value of Yara, based on a valuation completed at the time of the demerger plan (November 2003). The remaining shares in Yara International ASA were owned by Norsk Hydro ASA. Hydro has subsequently sold its share holdings in Yara in connection with the demerger transaction. The demerger was reflected in Hydro’s accounts based on historical values of the transferred assets and liabilities. Hydro did not recognize any gain or loss, or receive any proceeds, as a result of the demerger transaction. Hydro received proceeds of NOK 2,619 million, and recognized a gain of NOK 533 million, from sale of its 20 percent ownership in Yara in March 2004. The gain is included in “Income from discontinued operations”.
Under the Norwegian public limited companies act section 14-11, Hydro and Yara are jointly liable for liabilities accrued before the demerger date. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the demerger.
Income from discontinued operation
Income from discontinued operations includes operating results from activities which, according to the demerger plan, have been transferred to Yara International ASA. Effects directly related to Yara activities, the demerger process and Hydro’s sale of Yara shares are included. Results from Yara activities include net income from subsidiaries transferred in the demerger. In addition income and expenses in Norsk Hydro ASA and certain holding companies

22 | Hydro’s preliminary results — 2005
abroad directly related to the Yara activities are included to the extent these activities are transferred to Yara or are terminated as a direct consequence of the demerger of Yara. Income from discontinued operations also includes financial expense related to loans in companies transferred to Yara. No financial expenses related to loans retained in Hydro are allocated to discontinued operations. External fees and similar expenses related to the waiving of Yara’s joint liabilities for certain of Hydro’s loans, and expenses directly related to the demerger process and Hydro’s sale of Yara shares are included. Hydro’s gain on sale of its shares in Yara International ASA, after direct sales expenses and tax, amounted to NOK 385 million.
Cash flows from discontinued operations includes cash flows from activities transferred to Yara and expenses directly related to the demerger. In addition, cash flows include Hydro’s sale of its shares in Yara immediately after the demerger in the amount of NOK 2,619 million, and Yara’s repayment of debt to Hydro in the amount of NOK 7.1 billion.
The major part of discontinued activities relates to the Agri business area within Hydro’s segment reporting. Minor amounts also relate to Other activities. In addition, Corporate and eliminations reflect the transfer to Yara of certain activities previously reported as part of Corporate.
Summary of financial data for discontinued operations

	Fourth quarter		Year
NOK million	2005	2004	2005	2004

Operating revenues	—	—	—	10,036

Operating income	—	—	—	936
Non-consolidated investees	—	—	—	131
Financial income (expense), net	—	—	.	(88)

Income before taxes and minority interest	—	—	—	979

Income tax expense				(307)
Minority interest	—	—	—	26

Income before sale of shares	—	—	—	698

Gain from sale of shares	—	—	—	533
Tax on gain from sales of shares	—	—	—	(148)

Net income	—	—	—	1,083

	Year
NOK million	2005	2004

Net cash provided by operating activities	—	838
Net cash provided by investing activities 1)	—	8,840
Net cash used in financing activities	—	(109)
Foreign currency effects on cash	—	5

Net cash provided by discontinued operations	—	9,574

1)	Includes proceeds from sale of Yara shares and loan repayments from Yara.

Hydro’s preliminary results — 2005 | 23
Net periodic pension cost
SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, requires the components of net periodic pension cost to be disclosed on an interim basis as follows:

	Fourth quarter		Year
NOK million	2005	2004	2005	2004

Defined benefit plans:

Benefits earned during the year, net of participants’ contributions	208	205	830	813
Interest cost on prior period benefit obligation	326	330	1,292	1,355
Expected return on plan assets	(251)	(244)	(1 ,003)	(1 ,000)
Recognized net loss	72	91	283	345
Amortization of prior service cost	28	31	107	111
Amortization of net transition obligation	—	1	—	3
Curtailment loss	—	4	1	59
Settlement loss	—	30	—	30

Net periodic pension cost	383	448	1,510	1,716
Defined contribution plans	13	13	45	32
Multiemployer plans	—	17	26	35
Termination benefits and other	99	117	604	338

Total net periodic pension cost	495	595	2,185	2,121

Contingencies
Hydro is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.
A tax dispute has been pending between Russian federal and regional governments and the owners of the Russian Kharyaga oil field, where Hydro holds a 40 percent interest. Hydro’s share of the tax claim in dispute has been in the order of USD 30 million. The parties have reached an amicable solution to all aspects of the dispute and the arbitration proceedings previously initiated have been terminated. The financial implication of the settlement was immaterial to Hydro.
On 30 June 2004 the EFTA Surveillance Authority (ESA) decided that exemptions for certain Norwegian businesses from the electricity tax for the period between 6 February and 31 December 2003 constituted illegal State aid under the EEA Agreement. The decision requires the Norwegian government to make recoveries from those businesses. On 21 July 2005 an application for annulment of the decision launched by the Norwegian Government and the Federation of the Norwegian Processing Industry (PIL) was dismissed by the EFTA court. The total amount which the Norwegian government must recover from Hydro is dependant upon the government’s interpretation of ESA’s decision. The amount is not expected to be material to Hydro.
At the end of 2004, a dispute arose in connection with a claim against TadAZ, an aluminium company owned by the state of Tajikistan, for non-delivery of approximately 80,000 tonnes of aluminium under a barter contract. The value of the claim is approximately US dollar 145 million. Risks related to non-performance have been mitigated by designated security arrangements. In an award by an arbitration court of 8 November 2005 the court ruled in favor of Hydro and the barter contract was held valid and enforceable. TadAZ has appealed the award to the High Court of London, challenging the arbitration court’s jurisdiction. Hydro is confident that the award of the arbitration court will be upheld.
As operator on the Norwegian Continental Shelf Hydro make charges to its partners for pension costs. Since 1 January 2001 pension costs have been charged to the partners on a current basis as a percentage of the salary costs. Prior to that date, costs of funded pensions were charged to the partners based upon pension premiums. Costs related to unfunded pensions were charged when pensions were paid to the recipients. As part of the transition to the current system, Hydro made a one-time charge to its partners related to prior periods. Certain of the partners did not accept the charge and have brought the case to arbitration. During the preparations for the arbitration proceedings the partners have acknowledged that Hydro is entitled to charge all relevant pensions

24 | Hydro’s preliminary results — 2005
costs incurred as operator. In the third quarter of 2005, Hydro has repaid the one-time charge related to prior periods. These costs will instead be charged to the partners later in accordance with the principles in place prior to 1 January 2001. Final settlement of this issue could result in a range of possible outcomes, resulting in a gain or loss to Hydro.
Hydro has long-term gas sales contracts with E.ON Ruhrgas. Deliveries under the contracts amount to approximately 1.6 bcm per year. According to the contracts, each party may request adjustment of the price provisions at regular intervals during the contract period. Each of Hydro and E.ON Ruhrgas has requested adjustments of the price provisions of the gas sales contracts with effect from 1 January 2005. Failing agreement, E.ON Ruhrgas has, as of 18 October 2005, referred the matter to an independent arbitration panel as provided for under the contracts. Hydro filed its answer and a claim for a price increase on 24 November 2005.
Change in accounting principles
Hydro implemented FASB Interpretation (FIN) No. 47 Accounting for Conditional Asset Retirement Obligations, beginning 31 December 2005. FIN 47 is an interpretation of SFAS 143 Accounting for Asset Retirement Obligations, which refers to legal obligations to perform asset retirement activities. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated, even if timing and/or method of settlement is conditional on a future event that may not be within the control of the entity. As a result of FIN 47, an after-tax charge of NOK 78 million was recorded to income as “cumulative effect of change in accounting principle”. The net book value of fixed assets increased by NOK 108 million, of which original value increased by NOK 195 million and accumulated depreciation increased by 87 million. Liabilities for asset retirement obligations increased by NOK 223 million and the effect on deferred tax obligations and assets was a net decrease of NOK 36 million, mainly related to Metals. The table below illustrates the effects of implementing FIN 47.
Pro Forma information (Unaudited)

	Fourth quarter	Fourth quarter	Year ended	Year ended	Year ended
Amounts in NOK million, except per share data	2005	2004	2005	2004	2003

Net income	4,186	3,638	15,638	12,560	—
Depreciation change (after tax)	(8)	(8)	(31)	(32)	—
Other operating cost (after tax)	7	7	28	29	—
Cumulative effect of change in accounting principles	78	—	78	—	—

Pro forma net income	4,263	3,637	15,713	12,557	—

Reported basic and diluted earnings per share	16.80	14.30	62.40	49.40	—
Net adjustment change in accounting principles earnings per share	0.30	—	0.30	—	—
Pro forma basic and diluted earnings per share	17.10	14.30	62.70	49.40	—

Pro forma Asset Retirement Obligation, 1 January	6,500	5,451	6,500	5,451	4,748

Hydro’s preliminary results — 2005 | 25
Segment measures
Hydro’s segment reporting, presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and related Information, includes two measures of segment results, “Operating Income” and “Adjusted EBITDA” which both are regularly reviewed by senior management. “Operating Income” is defined in accordance with the Norwegian Accounting Act, and is consistent with the same measure for the Group. The segment measures are an integral part of Hydro’s steering model. Hydro’s management makes regular use of both these measures to evaluate performance in its operating segments, both in absolute terms and comparatively from period to period, and to allocate resources among its operating segments. Management views the combination of these measures, in combination with other reported measures, as providing a better understanding — for management and for investors — of the operating results of its business segments for the period under evaluation compared to relying on one of the measures.
Hydro defines “Adjusted EBITDA” as “lncome/(loss) before tax, interest expense, depreciation, amortization and write-downs”. Adjusted EBITDA is a measure that includes in addition to “Operating income”, “Interest income and other financial income”, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of Adjusted EBITDA may differ from that of other companies. Specifically, Hydro has chosen to include interest income in Adjusted EBITDA.
Hydro manages long-term debt and taxes on a Group basis. Therefore, net income is presented only for the Group as a whole.
Intersegment sales and transfers reflect arms length prices as if sold or transferred to third parties. Transfers of businesses or assets within or between Hydro’s segments are not considered to be intersegment sales, and are reported without recognizing gains or losses. Results of activities considered incidental to Hydro’s main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption “Corporate and eliminations”. These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. In addition, elimination of gains and losses related to transactions between the operating segments are included in Corporate and Eliminations.
The accounting policies of the operating segments reflect those described in the summary of significant accounting policies in Note 1 to Hydro’s financial statements, with the following exceptions: Certain internal commodity contracts may meet the definition of a derivative under SFAS 133. However, Hydro considers these contracts as sourcing of raw materials or sale of own production even though contracts for various reasons include clauses that meets the definition of a derivative. Such internal contracts are accounted for as executory contracts. Also certain internal contracts may contain lease arrangements that qualify as capital leases. However, Hydro management has allocated the responsibility for assets to a segment, and this allocation is reflected in the segment reporting even though contract clauses may indicate that another segment leases the assets under a capital lease arrangement. Costs related to certain pension schemes covering more than one segment are allocated to the operating segments based on either the premium charged by the scheme (UK) or charged based on service cost (Norway and Germany). Any difference between these charges and pension expenses measured in accordance with GAAP is included in Corporate and Eliminations.
The following pages include information about Hydro’s operating segments, including a reconciliation of Adjusted EBITDA to operating income for the core business areas and sub-segments.

26 | Hydro’s preliminary results — 2005
Individual operating segments
Operating revenues

	Fourth quarter		Year
NOK million	2005	2004	2005	2004

Exploration and Production	18,259	13,125	64,201	48,962
Energy and Oil Marketing	21,935	16,956	76,513	59,339
Eliminations	(14,422)	(9,974)	(49,224)	(37,033)

Hydro Oil & Energy	25,772	20,107	91,490	71,269

Metals	14,439	12,591	54,961	51,910
Rolled Products	4,642	4,605	19,490	20,288
Extrusion and Automotive	6,487	6,593	26,075	27,137
Other and eliminations	(5,085)	(4,477)	(19,689)	(19,747)

Hydra Aluminium	20,483	19,312	80,836	79,589

Other activities	2,956	3,107	12,297	12,869
Corporate and Eliminations	(3,892)	(3,757)	(10,422)	(9,836)

Total	45,318	38,769	174,201	153,891

External revenues

	Fourth quarter		Year
NOK million	2005	2004	2005	2004

Exploration and Production	5,465	3,226	18,362	13,519
Energy and Oil Marketing 1)	17,264	13,951	65,742	51,303
Eliminations 1)	—	—	—	—

Hydro Oil & Energy	22,729	17,176	84,104	64,821

Metals	9,812	8,207	36,024	33,525
Rolled Products	4,575	4,452	18,949	18,729
Extrusion and Automotive	6,475	6,580	26,040	27,086
Other and eliminations	(462)	11	(437)	50

Hydro Aluminium	20,400	19,250	80,575	79,391

Other activities	2,179	2,338	9,510	9,665
Corporate and eliminations 1)	10	5	11	14

Total	45,318	38,769	174,201	153,891

1)	Certain internal revenues, including transactions with joint ventures and the effect of marked-to-market valuation of internal derivative contracts, were previously included in external revenues. These revenues, and the elimination thereof, as of the second quarter of 2005 were reported as internal revenues. Prior periods have been reclassified for comparative purposes.

Hydro’s preliminary results — 2005 | 27
Internal revenues

	Fourth quarter		Year
NOK million	2005	2004	2005	2004

Exploration and Production	12,793	9,900	45,838	35,444
Energy and Oil Marketing 1)	4,671	3,005	10,771	8,037
Eliminations 1)	(14,422)	(9,974)	(49,224)	(37,033)

Hydro Oil & Energy	3,043	2,931	7,386	6,448

Metals	4,626	4,384	18,937	18,385
Rolled Products	67	152	541	1,559
Extrusion and Automotive	13	13	35	51
Other and eliminations	(4,623)	(4,488)	(19,252)	(19,797)

Hydro Aluminium	82	62	261	198

Other activities	777	769	2,787	3,204
Corporate and eliminations 1)	(3,902)	(3,762)	(10,434)	(9,850)

Total	—	—	—	—

1)
Certain internal revenues, including transactions with joint ventures and the effect of marked-to-market valuation of internal derivative contracts, were previously included in external revenues. These revenues, and the elimination thereof, as of the second quarter of 2005 were reported as internal revenues. Prior periods have been reclassified for comparative purposes.

Depreciation, depletion and amortization

	Fourth quarter		Year
NOK million	2005	2004	2005	2004

Exploration and Production	2,955	2,700	9,961	9,752
Energy and Oil Marketing	166	180	651	640
Eliminations	—	—	—	—

Hydro Oil & Energy	3,121	2,880	10,612	10,391

Metals	448	2,499	1,687	3,798
Rolled Products	323	178	773	687
Extrusion and Automotive	1,458	403	2,473	1,477
Other and eliminations	—	—	—	—

Hydro Aluminium	2,229	3,081	4,934	5,962

Other activities	133	146	517	532
Corporate and eliminations	4	2	22	12

Total	5,488	6,110	16,086	16,898

28 | Hydro’s preliminary results — 2005
Operating income (loss)

	Fourth quarter		Year
NOK million	2005	2004	2005	2004

Exploration and Production	10,690	7,116	40,594	28,363
Energy and Oil Marketing	1,403	1,072	3,575	2,650
Eliminations	(556)	433	(719)	132

Hydro Oil & Energy	11,537	8,621	43,451	31,144

Metals	1,132	(1,949)	3,898	860
Rolled Products	35	33	754	626
Extrusion and Automotive	(1,181)	(123)	(1,100)	248
Other and eliminations	(994)	88	(1,041)	72

Hydro Aluminium	(1,009)	(1,952)	2,511	1,805

Other activities	(98)	(91)	(2)	312
Corporate and eliminations	20	(344)	472	(1,414)

Total	10,450	6,234	46,432	31,847

Adjusted EBITDA

	Fourth quarter		Year
NOK million	2005	2004	2005	2004

Exploration and Production	13,677	9,825	50,601	38,168
Energy and Oil Marketing	1,645	1,325	4,456	3,478
Eliminations	(556)	433	(719)	132

Hydro Oil & Energy	14,766	11,583	54,339	41,777

Metals	1,516	903	6,025	5,372
Rolled Products	363	217	1,565	1,361
Extrusion and Automotive	323	308	1,495	1,850
Other and eliminations	(994)	88	(1,041)	72

Hydro Aluminium	1,207	1,516	8,044	8,655

Other activities	786	164	1,880	1,363
Corporate and eliminations	241	(53)	1,231	(680)

Total	17,000	13,210	65,493	51,116

Hydro’s preliminary results — 2005 | 29
Operating income — adjusted EBIT — adjusted EBITDA    Fourth quarter 2005

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other	Adjusted	and	Adjusted
NOK million	income (loss)	investees	income	income	income	EBIT	amort.	EBITDA

Exploration and Production	10,690	4	4	23	—	10,721	2,955	13,677
Energy and Oil Marketing	1,403	(16)	9	2	65	1,464	181	1,645
Eliminations	(556)	—	—	—	—	(556)	—	(556)

Hydro Oil & Energy	11,537	(12)	13	26	65	11,629	3,137	14,766

Metals	1,132	(111)	1	37	—	1,058	458	1,516
Rolled Products	35	(10)	1	—	—	26	337	363
Extrusion and Automotive	(1,181)	35	7	4	—	(1,136)	1,459	323
Other and eliminations	(994)	—	—	—	—	(994)	—	(994)

Hydro Aluminium	(1,009)	(87)	9	40	—	(1,047)	2,254	1,207

Other activities	(98)	23	31	4	693	652	134	786
Corporate and eliminations	20	—	212	5	—	238	4	241

Total	10,450	(76)	266	74	758	11,472	5,527	17,000

Operating income — adjusted EBIT — adjusted EBITDA    Year 2005

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other	Adjusted	and	Adjusted
NOK million	income (loss)	investees	income	income	income	EBIT	amort.	EBITDA

Exploration and Production	40,594	6	13	26	—	40,640	9,962	50,601
Energy and Oil Marketing	3,575	108	36	—	65	3,783	673	4,456
Eliminations	(719)	(2)	—	—	—	(720)	2	(719)

Hydro Oil & Energy	43,451	112	49	26	65	43,703	10,636	54,339

Metals	3,898	272	6	122	—	4,298	1,727	6,025
Rolled Products	754	(27)	5	4	—	736	829	1,565
Extrusion and Automotive	(1,100)	100	18	—	—	(982)	2,477	1,495
Other and eliminations	(1,041)	—	—	—	—	(1,041)	—	(1,041)

Hydro Aluminium	2,511	345	29	126	—	3,011	5,033	8,044

Other activities	(2)	164	100	167	925	1,355	525	1,880
Corporate and eliminations	472	(1)	719	19	—	1,209	22	1,231

Total	46,432	619	897	338	990	49,277	16,216	65,493

30 | Hydro’s preliminary results — 2005
Investments1)

	Fourth quarter			Year
NOK million	2005		2004	2005		2004

Exploration and Production	25,979		4,021	33,846		10,606
Energy and Oil Marketing	677		464	2,333		1,460
Eliminations	—		—	—		—

Hydro Oil & Energy	26,656		4,485	36,179		12,067

Metals	804	3)	600	1,792	3)	4,244	2)
Rolled Products	302	3)	307	545	3)	553
Extrusion and Automotive	726		589	1,425		1,398
Other and eliminations	—		—	—		—

Hydro Aluminium	1,832		1,496	3,762		6,194

Other activities	400		330	1,097		1,058
Corporate and eliminations	14		11	72		145

Total	28,902		6,322	41,110		19,464

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangible assets, long-term advances and investments in non-consolidated investees.

2)	Includes effect of change in accounting principle (FIN 46R). Non-cash increase in investment of NOK 1,275 million.

3)	Includes effect of change in accounting principles (FIN 47). Non-cash increase in investment of NOK 186 million for Metals and NOK 9 million for Rolled Products.
Quarterly results

	2005				2004
NOK million, (except per share data)	4th qtr	3rd qtr	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	45,318	44,612	42,119	42,152	38,769	38,176	37,864	39,082
Operating income	10,450	12,973	11,255	11,754	6,234	8,046	8,290	9,276
Income from continuing operations before cumulative effect of change in accounting principle	4,264	4,183	3,577	3,693	3,638	2,481	2,224	3,135
Earnings per share from continuing operations before cumulative effect of change in accounting principle (in NOK)	17.10	16.60	14.30	14.70	14.30	9.80	8.70	12.30

Hydro’s preliminary results — 2005 | 31
Proved Reserves of Oil and Gas
Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses.
Reserves are expected to be revised as oil and gas are produced and additional data become available. International reserves under PSA contracts (production sharing agreement) are shown net of Royalties and Government’s share of Profit Oil, based on prices at the balance sheet date.
Adjustments of quantities of oil and gas under PSA contracts following the increased oil and gas prices in 2005 was a reduction of 21 million barrels of oil equivalents (mmboe).
Proved Developed and Undeveloped Reserves of Oil and Gas

			Total
	Oil	Natural Gas	Oil & Gas
	mmboe	billion Sm3	mmboe

As of 31 December 2001	1,018	169.2	2,073

Revisions of previous estimates	27	(0.2)	23
Purchase (sale)/exchange of reserves in place	109	12.1	186
Extensions and new discoveries	36	12.7	118
Production for the year	(135)	(6.4)	(175)

As of 31 December 2002	1,055	187.4	2,225

Revisions of previous estimates	45	(8.9)	(6)
Purchase (sale)/exchange of reserves in place	(2)	—	(2)
Extensions and new discoveries	39	36.1	265
Production for the year	(144)	(7.8)	(194)

As of 31 December 2003	993	206.8	2,288

Revisions of previous estimates	57	(3.0)	39
Purchase (sale)/exchange of reserves in place	(6)	(9.1)	(65)
Extensions and new discoveries	14	1.4	23
Production for the year	(153)	(8.8)	(209)

As of 31 December 2004	905	187.3	2,076

Revisions of previous estimates	34	4.8	64
Purchase (sale)/exchange of reserves in place	21	5.3	52
Extensions and new discoveries	39	3.2	59
Production for the year	(146)	(9.4)	(206)

As of 31 December 2005	853	191.1	2,046

32 | Hydro’s preliminary results — 2005
Use of non-gaap financial measures
Non-GAAP financial measures are defined in the SEC regulations as financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP.
Adjusted net interest-bearing debt, adjusted equity and adjusted net debt/equity
Hydro refers to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” in its discussion of its financial condition.
The “Adjusted net debt/equity ratio” is comprised of “Adjusted net interest-bearing debt” divided by “Adjusted equity.”
“Adjusted net interest-bearing debt” is defined as net interest-bearing debt, plus net unfunded pension obligations, after tax, and the present value of operating lease obligations.
“Net interest-bearing debt” is comprised of interest bearing debt less cash and cash equivalents and short-term investments. Hydro’s interest bearing debt consists primarily of long-term debenture bonds which are not readily repayable. Cash and cash equivalents are therefore accumulated in periods with significant cash in-flow. Investments, including substantial acquisitions, have, to a large extent been financed through drawing on accumulated cash positions. Hydro uses net debt to calculate the adjusted net debt/equity ratio in order to reflect the considerable variances in ability to assume additional debt from changes in cash holdings over time.
“Net interest bearing debt” is adjusted for the estimated effects of changes to the fair value of net pension liabilities disclosed but not recognized. Hydro also adjusts “Net interest bearing debt” for liabilities relating to operating lease agreements. Both of the above described obligations, although not recognized as liabilities under generally accepted accounting principles, are considered debt-like in nature and therefore affect Hydro’s ability to incur additional debt.
“Adjusted equity” consists of equity plus minority interests, less unrecorded pension liabilities which are not reflected in retained earnings and therefore excluded from equity under GAAP. The adjustment is net of expected income tax benefit. No adjustment to “Equity” is made for operating lease agreements because the value of the right to use leased assets is considered to be similar to the payment obligation.
The adjustments are considered important to measure Hydro’s financial position, since market conditions may result in significant differences between pension liabilities recognized under generally accepted accounting principles and the fair value of these liabilities, and because the unrecognized pension liabilities and leases represent commitments affecting Hydro’s financial capacity going forward. The “Adjusted debt/equity ratio” is calculated by Hydro using similar methodology as the major credit rating agencies, and the company believes it helps the company and investors to evaluate potential changes in credit rating.
Management makes regular use of the “Adjusted net debt/equity ratio” in its assessment of Hydro’s financial stability and ability to incur new debt. Management believes that this ratio provides useful information to readers of Hydro’s financial statements and helps them to assess the effect of pension liabilities and operating lease commitments that are otherwise not apparent when analyzing Hydro’s financial statements prepared in accordance with GAAP. However, this measure does not recognize the fact that cash may not be available for debt repayments, but may be required for operational needs including tax payments on periodic results, contractual obligations or necessarynvestments.
“Adjusted net interest-bearing debt,” “Adjusted equity” and “Adjusted net debt/equity ratio” are presented in the following table.
Management believes that the most directly comparable GAAP ratio is the “Debt/equity ratio”. However, this ratio measures gross interest bearing debt relative to equity, i.e. it does not measure changes in cash position, and is therefore not directly comparable with the non-GAAP measure “Adjusted net debt/equity ratio”.
Hydro management’s use of the described non-GAAP measures should not be construed as an alternative to “Debt/equity ratio”, gross debt and statements of cash flows in accordance with generally accepted accounting principles when evaluating Hydro’s financial condition. Management carefully reviews the appropriateness of adjustments to the GAAP figures, and also makes regular use of measures calculated according to generally accepted accounting principles in addition to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” when measuring financial condition.
Return on average capital employed (RoaCE)
In this Report, Hydro refers to certain non-GAAP financial measures, which are an integral part of Hydro’s steering model. These non-GAAP financial measures are:
•	Return on average Capital Employed (RoaCE)

•	Earnings after tax

•	Capital Employed
Hydro’s management makes regular use of these indicators to measure performance for the group as a whole and within its operating segments, both in absolute terms and comparatively from period to period. Management views these measures as providing additional understanding,- for management and for investors -, of:

Hydro’s preliminary results — 2005 | 33
•	The rate of return on investments over time, in each of its capital intensive businesses

•	The operating results of its business segments
Because Hydro is subject to significantly different tax regimes in its operating segments, e.g. Norwegian surtax on petroleum and power production, management believes financial performance must also be measured on an after tax basis, in order to achieve comparability between Hydro’s operating segments.
RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. “Earnings after tax” is defined as “Operating income” plus “Equity in net income of non-consolidated investees” plus “Other income, net” less “Adjusted income tax expense”. Because RoaCE represents the return to the capital providers before dividend and interest payments, adjusted income tax expense included in “Earnings after tax” does not include the effect of items reported as “Financial income and expense.” “Capital Employed” is defined as “Shareholders’ Equity” plus “Minority interest” plus “long-term and short-term interest-bearing debt” less “Cash and cash equivalents” and “Short-term investments.” Capital Employed can be derived by deducting “Cash and cash equivalents”, “Short-term investments” and “Short-term and long-term interest free liabilities” (including deferred tax liabilities) from “Total assets”. The two different approaches yield the same value.
In order to calculate “Earnings after tax” for the Company’s operating segments, an imputed tax is calculated for each segment. An adjusted income tax expense is calculated as “Operating income” and “Other income, net” multiplied by an applicable tax rate. For most operating segments the applicable tax rate is estimated at 35 percent. Oil & Energy businesses are subject to various tax regimes including Norwegian surtax on petroleum and power production. To calculate tax effects for these business units applicable statutory tax rates based on the source of income are applied. For the Group as a whole, “Adjusted Income tax expense” is calculated as US GAAP Income tax expense less tax effects relating to items reported as “Financial income and expense”.
Hydro believes that RoaCE facilitates benchmarking of Hydro with its peers. It is important to note, however, that RoaCE is, similar to all other financial metrics, influenced by a company’s selection of acceptable accounting principles and applying different GAAPs which can result in significant differences when comparing RoaCE for different companies. This is particularly important when comparing companies with an active acquisition history.
RoaCE should not be construed as an alternative to operating income, income before taxes and net income as an indicator of Hydro’s results of operations in accordance with generally accepted accounting principles. Hydro’s management make regular use of measures calculated according to generally accepted accounting principles in addition to non-GAAP financial measures described above when measuring financial performance.
Hydro also measures RoaCE based on a set of stable price assumptions, referred to as normalized prices. Normalized prices are used in order to avoid placing undue emphasis on such variables as historically high or low prices of its commodity products, and the effects of changes in currency exchange rates. As described in the Risk Management section of the Financial Review included in Hydro’s 2004 Annual Report, the development of the Company’s results are primarily affected by the price developments of Hydro’s main products, oil and aluminium, in addition to the US dollar and Euro exchange rates against the Norwegian kroner. For the purpose of calculating RoaCE on a normalized basis the following assumptions are used:
•	Oil price 25 US dollar per barrel

•	Aluminium price (London Metal Exchange) 1,500 US dollar per tonne

•	US dollar - Norwegian kroner exchange rate 7.00

•	Euro - Norwegian kroner exchange rate 8.00

•	In addition, unrealized gains and losses on derivative instruments and items reported as “Other income, net” and “Restructuring costs” according to generally accepted accounting principles are excluded when calculating normalized RoaCE.
As a part of adjusting for changes in commodity prices and exchange rates, Hydro has elected to adjust also for unrealized effects of derivative instruments. These unrealized gains and losses stem mainly from variations in commodity price levels from period to period. The majority of Hydro’s derivative contracts are entered into as long-term commercial contracts for selling or sourcing products or operation hedges, but for various reasons, the contracts would not qualify or are not documented as normal purchase and sales contracts or as accounting hedges. In addition, a minor part of the contracts is held for speculative purposes. By excluding the unrealized effects of these contracts as well as normalizing for realized prices, Hydro achieves an approximation of return rates in a stable price environment. Hydro’s management views normalization as a tool to measure underlying financial performance consistently over time and against business plans that are prepared according to the price assumptions described above for each financial year. By keeping certain main commodity prices and exchange rates constant, Hydro increases the focus on operating costs and efficiency improvements. Such a focus would be more challenging to maintain in periods with high commodity prices and favorable exchange rates. Including unrealized effects of derivative contracts in the normalization calculation is a change of methodology. Information for prior years as been restated for comparability purposes.
“Other income, net “ has two main components, consisting of gains and losses related to sale of operations or major assets and certain infrequent items. Gains and losses on sale of operations and major assets are excluded because they do not relate to ongoing operations. By excluding these items, Hydro increases the focus on the results of ongoing operations as changes in efficiency

34 | Hydro’s preliminary results — 2005
and other operational factors. For the three year period, one infrequent item was included in “Other income, net”; the effect of a change in the Norwegian tax regulations relating to the removal costs for oil and gas installations on the Norwegian continental shelf. This item had a substantial effect on “Other income, net” as described more fully in the notes to the Consolidated Financial Statements in Hydro’s Annual Report. The change in regulation was a major amendment to the system regulating removal of oil and gas installations in Norway. The previous regulations had been in place from 1986. “Restructuring costs” are only incurred relating to major changes in the business. The most recent restructuring charge was incurred in 2001, with adjustments to the estimates in the following periods. These items are excluded because they are infrequent in nature and could result in an incorrect picture of the underlying development in financial performance.
During the 2000 to 2005 period Hydro has employed normalization as a tool in measuring financial performance. Normalization has resulted, on average, in lower normalized earnings compared to earnings based on realized prices. Normalization for certain commodity and exchange rates is most relevant for Hydro’s upstream oil and gas business and the upstream aluminium production. For other parts of Hydro’s business, which are more margin based, normalization for commodity prices is less important, and the difference between actual and normalized RoaCE will be smaller. Normalized results should not be construed as an alternative to measuring financial performance based upon realized commodity prices and exchange rates. Hydro’s management reviews both realized results and normalized results. Management makes regular use of both normalized results and ratios to compare with business plans; for period-over-period comparisons; and in comparison with actual results and ratios. Typically, normalized results receive more attention when realized prices and exchange rates are above the normalized price assumptions. For an overview of how Hydro manages commodity price risk and foreign currency exchange rate risk please refer to the Risk Management section of the Financial Review included in Hydro’s Annual Report. Because of the significant different difference between the long term price assumptions used to calculate normalized RoaCE and current market prices, Hydro no longer believes it is appropriate to report on a normalized basis, and will discontinue the use of this metric.
In order to illustrate the effects of certain events on RoaCE, both the actual RoaCE and normalized RoaCE have also been calculated excluding such events. For 2005, the write-down in Hydro’s magnesium business (affecting the Group and Aluminium) have been excluded for this purpose. In addition, the effect of the Spinnaker acquisition (affecting the Group and Oil & Energy) completed in December 2005, and therefore impacting the capital employed without significant impact on earnings have been excluded. For 2004 the write-down of German metal plants (affecting the Group and Aluminium) and the change in tax law in Norway (affecting the Group) have been correspondingly excluded. Excluding such items from RoaCE should not be considered as an adjustment of the metric for these effects but rather as supplemental information to demonstrate how these events affects RoaCE.

Hydro’s preliminary results — 2005 | 35
Adjusted Net interest-bearing debt to equity

	December 31,	December 31,
NOK million	2005	2004

Cash and cash equivalents	10,463	14,366
Short-term investments	3,865	10,970
Bank loans and other interest-bearing short-term debt	(4,658)	(3,785)
Current portion of long-term debt	(379)	(568)
Long-term debt	(21 ,387)	(19,487)

Net interest-bearing debt	(12,095)	1,496

Net pension liabilities at fair value	(13,529)	(10,056)
Expected income tax benefit on pension liability (30%)	4,059	3,017
Operating leases committments discounted at 6.9% 1)	(6,287)	(3,500)

Adjusted net interest-bearing debt	(27,853)	(9,043)

Shareholders’ equity	(95,495)	(85,890)
Minority interest	(981)	(1,571)

Shareholders’ equity and minority interests	(96,476)	(87,461)

Net pension liabilities not recognized without equity effect	8,474	6,341
Expected income tax benefit (30%)	(2,542)	(1,902)

Equity adjustment off-balance sheet pension liabilities	5,932	4,439

Adjusted Shareholders’ equity and minority	(90,544)	(83,022)

Adjusted net debt/equity ratio	0.31	0.11

1)	The discount rate for the operating lease commitments have been changed to 6.9% as of the first quarter of 2005 from 10% in 2004 to better reflect Hydro’s average interest expense. This also corresponds to amended methodology used by major rating agencies for the purpose of credit rating.
The most directly comparable GAAP figure is considered to be “Debt/equity ratio”.
However, this ratio measures gross debt relative to equity, and does not measure changes in cash position, and the non-GAAP measure “Adjusted debt/equity ratio” is therefore not directly comparable.

Debt/equity ratio	0.28	0.28

36   |   Hydro’s preliminary results — 2005
Return on average Capital Employed — Hydro

	Year ended	Year ended	Year ended
Amounts in NOK million	2005	2004	2003

Operating Income	46,432	31,847	21,625
Equity in net income of non-consolidated investees	619	629	620
Other income/expense, net	990	169	(1,253)

Earnings before tax	48,042	32,644	20,992
Adjusted Income tax expense	(31,693)	(21,165)	(13,224)

Earnings after tax	16,349	11,479	7,768

	31 December	31 December	31 December	31 December
Amounts in NOK million	2005	2004	2003	2002

Current assets 1)	55,964	45,070	45,468	46,914
Non-consolidated investees	10,814	10,017	10,162	9,410
Property, plant and equipment	128,191	106,117	107,779	105,251
Prepaid pension, investments and other non-current assets 2)	17,897	13,703	13,228	15,585
Other current liabilities 3)	(48,219)	(41,724)	(37,725)	(34,359)
Other long-term liabilities 4)	(56,076)	(47,218)	(48,082)	(49,033)

Capital Employed	108,571	85,965	90,831	93,768

	2005	2004	2003

Return on average Capital Employed (RoaCE)	16.8%	13.0%	8.4%

	Year ended	Year ended	Year ended
Amounts in NOK million	2005	2004	2003

Reported Earnings before tax	48,042	32,644	20,992
Normalization Other income	(990)	(169)	1,253
Normalization Restructuring costs	—	(22)	—
Normalization Price and currency	(28,947)	(13,752)	(6,023)

Normalized Earnings before tax	18,105	18,701	16,222
Normalized Income tax expense	(10,610)	(11,757)	(10,208)

Normalized Earnings after tax	7,495	6,944	6,014

	31 December	31 December	31 December	31 December
Amounts in NOK million	2005	2004	2003	2002

Reported Capital Employed	108,571	85,965	90,831	93,768
Normalization currency rates (translation effects)	2,212	855	(982)	5,085
Normalization current tax payable	10,622	5,250	1,611	989

Normalized Capital Employed	121,405	92,070	91,460	99,842

	2005	2004	2003

Normalized Return on average Capital Employed (RoaCE)	7.0%	7.6%	6.3%

1)	Excluding Cash and cash equivalents and Short-term investments, but including Deferred tax assets

2)	Including Deferred tax assets

3)	Including Deferred tax liabilities

4)	Including Accrued pension liabilities and Deferred tax liabilities

Hydro’s preliminary results — 2005   |   37
Return on average Capital Employed — Oil and Energy

	Year ended	Year ended	Year ended
Amounts in NOK million	2005	2004	2003

Operating Income	43,451	31,144	21,143
Equity in net income of non-consolidated investees	112	75	107
Other income/expense, net	65	59	815

Earnings before tax	43,628	31,278	22,065
Adjusted Income tax expense	(31,470)	(22,051)	(15,089)

Earnings after tax	12,158	9,227	6,976

	31 December	31 December	31 December	31 December
Amounts in NOK million	2005	2004	2003	2002

Current assets 1)	25,084	15,630	16,015	21,211
Non-consolidated investees	2,598	2,347	2,406	1,991
Property, plant and equipment	96,321	73,437	74,460	73,223
Prepaid pension, investments and other non-current assets 2)	10,264	4,392	3,903	4,199
Other current liabilities 3)	(34,027)	(23,310)	(18,829)	(22,519)
Other long-term liabilities 4)	(43,888)	(35,985)	(35,627)	(34,554)

Capital Employed	56,353	36,511	42,329	43,552

	2005	2004	2003

Return on average Capital Employed (RoaCE)	26.2%	23.4%	16.2%

	Year ended	Year ended	Year ended
Amounts in NOK million	2005	2004	2003

Reported Earnings before tax	43,628	31,278	22,065
Normalization Other income	(65)	(59)	(815)
Normalization Price and currency	(26,754)	(12,905)	(4,123)

Normalized Earnings before tax	16,809	18,314	17,127
Normalized Income tax expense	(11,350)	(12,990)	(12,006)

Normalized Earnings after tax	5,458	5,324	5,121

	31 December	31 December	31 December	31 December
Amounts in NOK million	2005	2004	2003	2002

Reported Capital Employed	56,353	36,511	42,329	43,552
Normalization currency rates (translation effects)	2,073	(315)	(37)	1,420
Normalization current tax payable	9,602	4,951	1,735	1,039

Normalized Capital Employed	66,028	41,147	44,027	46,011

	2005	2004	2003

Normalized Return on average Capital Employed (RoaCE)	10.0%	12.3%	11 .3%

1)	Excluding Cash and cash equivalents and Short-term investments, but including Deferred tax assets

2)	Including Deferred tax assets

3)	Including Deferred tax liabilities

4)	Including Accrued pension liabilities and Deferred tax liabilities

38   |    Hydro’s preliminary results — 2005
Return on average Capital Employed — Aluminium

	Year ended	Year ended	Year ended
Amounts in NOK million	2005	2004	2003

Operating Income	2,511	1,805	2,456
Equity in net income of non-consolidated investees	345	381	433
Other income/expense, net	—	—	—

Earnings before tax	2,856	2,186	2,888
Adjusted Income tax expense	(1,313)	(632)	(860)

Earnings after tax	(1,543)	1,554	2,029

	31 December	31 December	31 December	31 December
Amounts in NOK million	2005	2004	2003	2002

Current assets 1)	27,212	24,371	22,860	21,715
Non-consolidated investees	6,358	5,457	5,787	4,902
Property, plant and equipment	28,106	28,696	29,504	26,496
Prepaid pension, investments and other non-current assets 2)	3,920	4,306	4,849	5,246
Other current liabilities 3)	(14,127)	(14,595)	(12,758)	(10,544)
Other long-term liabilities 4)	(5,258)	(4,693)	(5,316)	(5,800)

Capital Employed	(46,211)	43,542	44,926	42,015

	2005	2004	2003

Return on average Capital Employed (RoaCE)	3.4%	3.5%	4.7%

	Year ended	Year ended	Year ended
Amounts in NOK million	2005	2004	2003

Reported Earnings before tax	2,856	2,186	2,888
Normalization Other income	—	—	—
Normalization Restructuring costs	—	(22)	—
Normalization Price and currency	(1,055)	(1,360)	(250)

Normalized Earnings before tax	1,801	804	2,638
Normalized Income tax expense	(1,025)	(205)	(777)

Normalized Earnings after tax	775	599	1,861

	31 December	31 December	31 December	31 December
Amounts in NOK million	2005	2004	2003	2002

Reported Capital Employed	46,211	43,542	44,926	42,015
Normalization currency rates (translation effects)	1,384	1,152	(522)	2,736
Normalization current tax payable	288	460	82	199

Normalized Capital Employed	47,883	45,154	44,486	44,951

	2005	2004	2003

Normalized Return on average Capital Employed (RoaCE)	1.7%	1.3%	4.2%

1)	Excluding Cash and cash equivalents and Short-term investments, but including Deferred tax assets

2)	Including Deferred tax assets

3)	Including Deferred tax liabilities

4)	Including Accrued pension liabilities and Deferred tax liabilities

Hydro’s preliminary results — 2005 | 39
Effect on RoaCE of certain events
Actual RoaCE

	Hydro		Oil and Energy		Aluminium
	Year ended		Year ended		Year Ended
Amounts in NOK million	2005	2004	2005	2004	2005	2004

Earnings after tax	16,349	11,479	12,158	9,227	1,543	1,554
Adjustment for write downs	1,239	1,595	—	—	1,239	1,595
Adjustment for Spinnaker	241	—	241	—	—	—
Change in tax regulations	—	(989)	—	—	—	—

Adjusted Earnings after tax	17,829	12,085	12,399	9,227	2,782	3,149

	31 December		31 December		31 December
Amounts in NOK million	2005	2004	2005	2004	2005	2004

Capital Employed	108,571	85,965	56,353	36,511	46,211	43,542
Adjustment for write downs	1,239	1,595	—	—	1,239	1,595
Adjustment for Spinnaker	(17,065)	—	(17,065)	—	—	—
Change in tax regulations	—	(989)	—	—	—	—

Adjusted Capital Employed	92,745	86,571	39,288	36,511	47,450	45,137

	2005	2004	2005	2004	2005	2004

RoaCE adjusted for major events	19.9%	13.6%	32.7%	23.4%	6.0%	7.0%

Normalized RoaCE

	Hydro		Oil and Energy		Aluminium
	Year ended		Year ended		Year Ended
Amounts in NOK million	2005	2004	2005	2004	2005	2004

Earnings after tax	7,495	6,944	5,458	5,233	775	599
Adjustment for write downs	1,239	1,595	—	—	1,239	1,595
Adjustment for Spinnaker	308	—	308	—	—	—
Change in tax regulations	—	(989)	—	—	—	—

Adjusted Earnings after tax	9,042	7,550	5,766	5,233	2,014	2,194

	31 December		31 December		31 December
	2005	2004	2005	2004	2005	2004

Capital Employed	121,405	92,070	66,028	41,147	47,883	45,050
Adjustment for write downs	1,239	1,595	—	—	1,239	1,595
Adjustment for Spinnaker	(17,697)	—	(17,697)	—	—	—
Change in tax regulations	—	(989)	—	—	—	—

Adjusted Capital Employed	104,947	92,676	50,331	41,147	49,122	46,645

	2005	2004	2005	2004	2005	2004

Normalized RoaCE adjusted for major events	9.2%	8.2%	12.6%	12.3%	4.2%	4.8%

40 | Hydro’s preliminary results — 2005
Signatures
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
For and on behalf of
NORSK HYDRO ASA

/s/ John O. Ottestad
John O. Ottestad
(Executive Vice President and
Chief Financial Officer)

Date: 14 February 2006